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                                               FILED PURSUANT TO RULE 424(b)(5)
                                                     REGISTRATION NO. 333-89151
PROSPECTUS

                           KILROY REALTY CORPORATION

                         207,649 Shares of Common Stock

   This prospectus relates to the possible issuance of up to 207,649 shares of common stock of Kilroy Realty Corporation, a Maryland corporation, to the holders of common units representing limited partnership interests in Kilroy Realty L.P., and the possible resale of shares of common stock by these holders. The holders identified in this prospectus currently own common limited partnership units and may tender their common units to Kilroy Realty, L.P. for cash redemption. We may elect to exchange their tendered units on a one-for-one basis for shares of our common stock. We will not receive any of the proceeds from the issuance of the common stock to the holders or from the resale of the shares by the holders.

   Our common stock is listed on the New York Stock Exchange under the symbol "KRC." On October 29, 1999 the last reported sales price of our common stock on the New York Stock Exchange was $19.1875 per share.

                               ----------------

   Before you invest in our common stock, you should consider the risks discussed in "Risk Factors" beginning on page 1.

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   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 29, 1999.

  You should rely only on the information contained in this document or incorporated by reference. Neither we nor the holders have authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of the prospectus even though this prospectus is delivered or shares are sold pursuant to the prospectus at a later date. Since the date of the prospectus contained in this registration statement, our business, financial condition, results of operations and prospects may have changed.

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                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
RISK FACTORS.............................................................    1
THE COMPANY..............................................................   14
FORWARD LOOKING STATEMENTS...............................................   15
USE OF PROCEEDS..........................................................   16
DESCRIPTION OF CAPITAL STOCK.............................................   16
DESCRIPTION OF MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT OF KILROY
 REALTY L.P. ............................................................   27
EXCHANGE OF COMMON UNITS FOR COMMON STOCK................................   35
MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS........   42
MATERIAL FEDERAL INCOME TAX CONSEQUENCES.................................   47
ERISA CONSIDERATIONS.....................................................   60
SELLING STOCKHOLDERS.....................................................   63
PLAN OF DISTRIBUTION.....................................................   64
LEGAL MATTERS............................................................   65
EXPERTS..................................................................   65
WHERE YOU CAN FIND MORE INFORMATION......................................   65
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................   66

   Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "we," "us," "our" or the "Company" mean Kilroy Realty Corporation, including our consolidated subsidiaries and our predecessors. Our subsidiaries are Kilroy Realty, L.P., Kilroy Realty Finance, Inc., and Kilroy Realty Finance Partnership, L.P.

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

                                  RISK FACTORS

   Set forth below are the risks that we believe are material to investors who purchase or own our common stock. In addition to other information contained or incorporated by reference in this prospectus or in an accompanying prospectus supplement, you should carefully consider the following factors before acquiring shares of common stock offered hereby.

Most of our properties depend upon the Southern California economy.

   Most of our properties are located in Southern California. As of June 30, 1999, these properties represented:

   . approximately 87.5% of the aggregate square footage of our stabilized portfolio; and

   .  87.0% of our annualized base rent.

   Our annualized base rent means the monthly contractual rent under existing leases on June 30, 1999, multiplied by 12. The annualized base rent excludes expense reimbursements and rental abatements.

   Our ability to make expected distributions to our stockholders depends on our ability to generate funds from operations in excess of scheduled principal payments on debt, payments on the preferred limited partnership units issued by Kilroy Realty, L.P. and capital expenditure requirements. Events and conditions applicable to owners and operators of real property that are beyond our control may decrease funds available for distribution and the value of our properties. These events include:

   . local oversupply or reduction in demand of office, industrial or other commercial space;

   .  our ability to collect rent from tenants;

   .  vacancies or our inability to rent spaces on favorable terms;

   . our ability to finance property development and acquisitions on favorable terms;

   . increased operating costs, including insurance premiums, utilities, and real estate taxes;

   .  costs of complying with changes in governmental regulation;

   .  the relative illiquidity of real estate investments;

   .  changing submarket demographics; and

   .  property damage resulting from seismic activity.

   Concentrating most of our properties in a single geographic region may expose us to greater economic risks than if we owned properties in several geographic regions. Any adverse economic or real estate developments in the Southern California region could adversely impact our financial condition, results from operations, cash flow, the quoted per share trading price of our common stock and our ability to pay distributions to you.

Our significant debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

   Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate the properties or to pay the distributions necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements may have important consequences, including the following:

   . our cash flow may be insufficient to meet our required principal and interest payments;

   . we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;


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

  . we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

  . we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases; and

  . our default under one mortgage loan with cross default provisions could result in a default on other indebtedness.

   If any one of these events were to occur, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you could be adversely affected. In addition, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could hinder our ability to meet the strict REIT distribution requirements imposed by the Internal Revenue Code of 1986, as amended. As of June 30, 1999, we had $490 million aggregate principal amount of indebtedness, $2.2 million of which is due prior to December 31, 1999. Our total debt represented 35.3% of our total market capitalization at June 30, 1999.

We face significant competition which may decrease the occupancy and rental rates of our properties.

   We compete with several developers, owners and operators of office, industrial and other commercial real estate. Substantially all of our properties are located in areas with similar properties as our competitors. For instance, occupancy rates in our El Segundo and Long Beach office property portfolios at December 31, 1998 were 99.1% and 96.8%, respectively, in comparison to 94.8% and 94.8%, respectively, for the El Segundo and Long Beach office submarkets in total. In addition, the occupancy rate in our Anaheim Industrial property portfolio at December 31, 1998 was 94.4% in comparison to 93.2% for the Anaheim industrial property submarket in total. We believe that our lower vacancy rates means that, on average, our competitors have more space currently available for lease than we do. As a result, our competitors have an incentive to decrease rental rates until their available space is leased. If our competitors offer space at rental rates below current market rates, we may be pressured to reduce our rental rates below those currently charged in order to retain tenants when our tenant leases expire. As a result, our financial condition, results of operations and cash flows may be adversely affected.

Potential losses may not be covered by insurance.

   We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of our properties. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsured losses such as loss from riots or acts of war. Some of our policies, like those covering losses due to floods, are insured subject to limitations involving large deductibles or co-payments and policy limits. In addition, we carry earthquake insurance on our properties located in areas known to be subject to earthquakes in an amount and with deductions which we believe are commercially reasonable. As of June 30, 1999, 80 of our office buildings aggregating 5.3 million square feet, representing 44.1% of our stabilized portfolio based on aggregate square footage and 61.3% of our annualized base rent, were located in areas known to be subject to earthquakes. As of June 30, 1999, 74 of our industrial buildings aggregating 5.0 million square feet, representing 41.6% of our stabilized portfolio based on aggregate square footage and 25.8% of our annualized based rent, were located in areas known to be subject to earthquakes. While we presently carry earthquake insurance on these properties, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, we may discontinue earthquake insurance on some or all of our properties in the future if the cost of premiums for earthquake insurance exceeds the value of the coverage discounted for the risk of loss.

   If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future revenue from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the properties were unrepairable.

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We may be unable to complete acquisitions and successfully operate acquired properties.

   We intend to continue to acquire office and industrial properties when strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them is subject to many risks:

  . we may be unable to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds;

  . even if we enter into agreements for the acquisition of office and industrial properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

  .  we may not be able to finance the acquisition on favorable terms;

  . we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties; and

  .  we may lease the acquired properties at below expected rates.

   If we cannot finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and ability to pay distributions to you could be adversely affected.

We may be unable to successfully complete and operate developed properties.

   Property development involves significant risks:

  .  we may be unable to obtain construction financing on favorable terms;

  . we may be unable to obtain permanent financing at all or on advantageous terms if we finance development projects through construction loans;

  . we may not complete development projects on schedule or within budgeted amounts;

  . we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy, and other required governmental permits and authorizations;

  . we will expend funds on and devote management's time to projects which we may not complete; and

  .  we may lease the developed properties at below expected rental rates.

For example, one of our development projects was completed three months later than initially projected, resulting in a corresponding delay in the commencement of leasing activity at the particular property. The delay was attributable to bad weather conditions which inhibited construction during the "El Nino" climate condition which ran from 1997 through 1998. In addition, during the fourth quarter of 1998, we withdrew our participation from a master planned commercial development prior to the commencement of construction. If any one of these events were to occur in connection with our projects currently under development, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and ability to pay distributions to you could be adversely affected.

   While we primarily develop office and industrial properties in Southern California markets, we may in the future develop properties for retail or other use and expand our business to other geographic regions where we expect the development of property to result in favorable risk-adjusted returns on our investment. Presently, we do not possess the same level of familiarity with development of other property types or outside markets which could adversely affect our ability to develop properties or to achieve expected performance.


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

We could default on leases for land on which some of our properties are located.

   We own ten office buildings located on land which we lease on a long-term basis. If we default under the terms of a lease, we may lose the property subject to the lease. We may not be able to renegotiate a new lease on favorable terms, if at all, upon expiration of the lease and all its options. The loss of these properties or an increase of our rental expense would have an adverse effect on our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you. The leases for the land under the Kilroy Airport Center, Long Beach expire in 2035. The leases for the land under the SeaTac Office Center, including renewal options, expire in 2062. The lease for the land under 12312 West Olympic Boulevard in Santa Monica expires in January 2065. The lease for the land under 9455 Towne Center in San Diego expires in October 2043.

We depend on significant tenants.

   At June 30, 1999, our ten largest office tenants represented approximately 23.6% of our total annual base rental revenue and our ten largest industrial tenants represented approximately 9.1% of our total annual base rental revenue. Of this amount, our largest tenant, Hughes Space & Communications, currently leases approximately 530,000 rentable square feet of office space, representing approximately 8.2% of our total annual base rental revenues. Our revenue and cash available for distribution to stockholders would be disproportionately and materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, or suffer a downturn in their business, or fail to renew their leases at all or on terms less favorable to us than their current terms.

Downturns in our tenants' businesses may reduce our cash flow.

   We derived as of June 30, 1999, 87.2% of our revenues from rental income. A tenant may experience a downturn in its business, which may weaken its financial condition and result in its failure to make timely rental payments. In the event of default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we could not evict the tenant solely because of its bankruptcy. On the other hand, the bankruptcy court might authorize the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. Even so, our claim for unpaid rent would likely not be paid in full. This shortfall could adversely affect our cash flow and our ability to make distributions to you. Although we have not experienced material losses from tenant bankruptcies, our tenants could file for bankruptcy protection in the future.

We may be unable to renew leases or re-let space as leases expire.

   Leases representing 4.4% and 12.0% as of June 30, 1999 of the square footage of our properties will expire during the remainder of 1999 and in 2000. Above market rental rates on some of our properties may force us to renew or relet some expiring leases at lower rates. While we believe that the average rental rates for most of our properties are below quoted market rates in each of their submarkets, we cannot assure you that leases will be renewed or our properties released at rental rates equal to or above the current rental rates. If the rental rates for our properties decrease, our tenants do not renew their leases or we do not relet a significant portion of our available space, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you would be adversely affected.

Real estate assets are illiquid and we may not be able to sell our properties when we desire.

   Our investments in our properties are relatively illiquid which limits our ability to sell our properties quickly in response to changes in economic or other conditions. Limitations in the Internal Revenue Code and related Treasury regulations applicable to REITs may also limit our ability to sell properties. These restrictions on our ability to sell our properties could have an adverse effect on our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you.

Kilroy Services, Inc. is subject to tax liabilities on net income which reduces our cash flow.

   Kilroy Services, Inc. is subject to federal and state income tax on its taxable income at regular corporate rates. Any federal, state or local income taxes that Kilroy Services, Inc. must pay will reduce the cash available for distribution to Kilroy Realty, L.P. and, ultimately, to you.

We cannot depend upon distributions from Kilroy Services, Inc. because we do not control its business.

   In order to comply with the REIT asset tests that restrict our ability to own shares of other corporations:

  . Kilroy Realty, L.P. owns 100.0% of the nonvoting preferred stock of Kilroy Services, Inc., representing approximately 95.0% of its economic value; and

  . John B. Kilroy, Sr. and John B. Kilroy, Jr. own all of the outstanding voting common stock of Kilroy Services, Inc., representing approximately 5.0% of its economic value.

   We receive substantially all of the economic benefit derived from Kilroy Services, Inc.'s business by virtue of the dividends that we receive on our investment in its preferred stock. However, we cannot influence Kilroy Services, Inc.'s operations, elect its directors, appoint its officers or require its board of directors to declare and pay a cash dividend on the nonvoting preferred stock owned by Kilroy Realty, L.P. As a result, Kilroy Services, Inc. may make decisions or pursue business policies which could have an adverse effect on our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you.

Kilroy Services, Inc. may be adversely affected by our status as a REIT.

   Changes in the requirements for REIT qualification may in the future limit our ability to receive increased distributions from the fee development operations and related services offered by Kilroy Services, Inc.

We could incur significant costs related to government regulation and private litigation over environmental matters.

   Environmental laws and regulations hold us liable for the costs of removal or remediation of hazardous or toxic substances released on our properties. These laws could impose liability without regard to whether we are responsible for, or even knew of, the presence of the hazardous materials. Government investigations and remediation actions may have substantial costs and the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. For instance, third parties may seek recovery from us for personal injuries associated with asbestos-containing materials and other hazardous or toxic substances if found on our properties. As of June 30, 1999, 26 of our properties contained asbestos-containing materials. Various laws also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. As an owner and operator of our properties, we may be considered to have arranged for the disposal or treatment of hazardous or toxic substances.

The use of hazardous materials by some of our tenants may expose us to liability.

   Some of our tenants routinely handle hazardous substances and wastes as part of their operations on our properties. Environmental laws and regulations subject our tenants, and potentially us, to liability resulting from these activities. We require our tenants, in their leases, to comply with these environmental laws and regulations and to indemnify us for any related liabilities. As of June 30, 1999, less than 5% of our tenants routinely handled hazardous substances and/or wastes on our properties as part of their routine operations. These tenants were primarily involved in the light industrial and warehouse business and more specifically the light electronics assembly business. We do not believe that these activities by our tenants will have any material adverse effect on our operations. Furthermore, we are unaware of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of our properties.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

   Independent environment consultants conducted Phase I or similar environmental site assessments on all of our properties. Site assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and the issuance of a written report. These assessments do not generally include soil samplings or subsurface investigations. Our site assessments revealed that:

  .  some of our properties contain asbestos-containing materials; and

  . historical operations at or near some of our properties, including the operation of underground storage tanks, may have caused soil or groundwater contamination.

Prior owners of the affected properties conducted clean-up of contamination in the soils on the properties and we do not believe that further clean-up of the soils is required. None of our site assessments revealed any other environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. We are not aware of any condition, liability, or concern by any other means that would give rise to material environmental liability. However:

  . the assessments may have failed to reveal all environmental conditions, liabilities, or compliance concerns;

  . there may be material environmental conditions, liabilities, or compliance concerns that arose at a property after the review was completed;

  . future laws, ordinances or regulations may impose material additional environmental liability; and

  . current environmental conditions at our properties may be affected in the future by tenants, third parties, or the condition of land or operations near our properties, including the presence of underground storage tanks.

If the costs of environmental compliance exceed our budgeted limits, our ability to make distributions to you would be adversely affected.

Potential environmental liabilities may exceed our environmental insurance coverage limits.

   We carry what we believe to be sufficient environmental insurance to cover any potential liability for soil and groundwater contamination at the affected sites identified in our environmental site assessments. However, we cannot assure you that our insurance coverage will be sufficient or whether our liability, if any, will have a material adverse effect on our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and ability to pay distributions to you.

We may incur significant costs complying with the Americans with Disabilities act and similar laws.

   Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the act, we have not conducted an audit or investigation of all of our properties to determine our compliance. We may incur additional costs of complying with the act.

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

Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the act or other legislation.

   If we incur substantial costs to comply with the act and any other legislation, our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you could be adversely affected.

We may incur significant costs complying with other regulations.

   Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely affect our ability to make distributions to you.

   The City of Los Angeles adopted regulations relating to the repair of welded steel movement frames located in areas particularly damaged as a result of the January 17, 1994 Northridge earthquake in Southern California. Currently, these regulations apply to only one of our properties representing approximately 78,000 square feet. We believe that this property complies with these regulations. We do not know, however, whether other regulatory agencies will adopt similar regulations or whether we will acquire additional properties which may be subject to these or similar regulations. We believe, based in part on engineering reports, that our properties are in good condition. However, if we are required to make significant expenditures under applicable regulations, our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you could be adversely affected.

Common limited partners of Kilroy Realty, L.P. have limited approval rights which may prevent us from completing a change of control transaction which may be in the best interests of stockholders.

   We may not withdraw from Kilroy Realty, L.P. or transfer our general partnership interest or admit another general partner without the approval of a majority of the common limited partnership units except in the case of a "termination transaction" described under in the section entitled "Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.-- Transferability of partnership interests" which requires the approval of 60% of the common units, including the common units we hold in our capacity as general partner. The right of common limited partners to vote on these transactions could limit our ability to complete a change of control transaction that might otherwise be in the best interest of our stockholders.

Limited partners of Kilroy Realty, L.P. must approve the dissolution of Kilroy Realty, L.P. and the disposition of properties they contributed.

   For as long as limited partners own at least 5% of all of the common units of Kilroy Realty, L.P., we must obtain the approval of limited partners holding a majority of the common units before we may:

  .  dissolve the partnership, or

  . sell the property located at 2260 East Imperial Highway at Kilroy Airport Center in El Segundo prior to January 31, 2004.

   In addition, we may not sell 11 of our properties prior to October 31, 2002 without the consent of the limited partners that contributed the properties to Kilroy Realty, L.P., except in connection with the sale or transfer of all or substantially all of our assets or those of Kilroy Realty, L.P. or in connection with a transaction which does not cause the limited partners that contributed the property to recognize taxable income. Kilroy Realty, L.P. also agreed to use commercially reasonable efforts to minimize the tax consequences to common limited partners resulting from the repayment, refinancing, replacement or restructuring of debt, or any sale, exchange or other disposition of any of its other assets. The exercise of one or more of these approval rights by the limited partners could delay or prevent us from completing a transaction which may be in the best interest of our stockholders.

The chairman of our board of directors and our president and chief executive officer each have potential conflicts of interest with us.

   The chairman of our board of directors and our president and chief executive officer each are engaged in competitive real estate activities. We own four office buildings and four industrial buildings in the El Segundo submarket. John B. Kilroy, Sr., the chairman of our board of directors, and John B. Kilroy, Jr., our president and chief executive officer, own controlling interests in partnerships which own a complex of three office buildings in the same submarket. Kilroy Realty, L.P. manages the complex pursuant to a management agreement on market terms. The policies adopted by our board of directors to minimize this conflict, including requiring that Mr. John B. Kilroy, Sr. and Mr. John B. Kilroy, Jr. enter into non-competition agreements with us, may not eliminate their influence over transactions involving these competing properties.

   The chairman of our board of directors and our president and chief executive officer each have substantial influence over our affairs. John B. Kilroy, Sr. is the Chairman of our board of directors. John B. Kilroy, Jr. is our President, Chief Executive Officer and one of our directors. Together, Messrs. Kilroy hold two of the six seats on our board of directors. They also beneficially own common limited partnership units exchangeable for an aggregate of 2,598,639 shares of common stock and currently vested options to purchase an aggregate of 176,666 shares of common stock, representing a total of 10.0% of the total outstanding shares of common stock as of June 30, 1999. Pursuant to our charter no other stockholder may own, actually or constructively, more than 7.0% of our common stock. Consequently, Messrs. Kilroy have substantial influence on us and they could exercise their influence in a manner that is not in the best interest of our stockholders. Also, they may in the future have a substantial influence on the outcome of any matters submitted to our stockholders for approval.

We limit the ownership of our capital stock which limits the opportunities for a change of control at a premium to existing stockholders.

   Provisions of the Maryland General Corporation Law, our charter, our bylaws, and Kilroy Realty, L.P.'s partnership agreement may delay, defer, or prevent a change in control over us or the removal of existing management. Any of these actions might prevent our stockholders from receiving a premium for their shares of stock over the then prevailing market prices.

   The Internal Revenue Code sets forth stringent ownership limits on us as a result of our decision to be taxed as a REIT, including:

  . no more than 50% in value of our capital stock may be owned, actually or constructively, by five or fewer individuals, including some entities, during the last half of a taxable year;

  . subject to exceptions, our common stock shares must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year, or a proportionate part of a short taxable year; and

  . if we, or any entity which owns 10% or more of our capital stock, actually or constructively owns 10% or more of one of our tenants, or a tenant of any partnership in which we are a partner, then any rents that we receive from the tenant in question will not be qualifying income for purposes of the Internal Revenue Code's REIT gross income tests regardless of whether we receive the rents directly or through a partnership.

   Our charter establishes clear ownership limits to protect our REIT status. No single stockholder may own, either actually or constructively, more than 7.0% of our common stock outstanding. Similarly, no single holder of our Series A Preferred Stock and Series C Preferred Stock may actually or constructively own any class or series of our preferred stock, so that their total capital stock ownership would exceed 7.0% by value of our total capital stock, and no single holder of Series B Preferred Stock, if issued, may actually or constructively own more than 7.0% of our Series B Preferred Stock.

   The board of directors may waive the ownership limits if it is satisfied that the excess ownership would not jeopardize our REIT status and if it believes that the waiver would be in our best interests. The board of directors has already waived the ownership limits with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and some affiliated entities. These named individuals and entities may own either actually or constructively, in the aggregate, up to 21% of the outstanding common stock.

   If anyone acquires shares in excess of any ownership limits:

  . the transfer to the transferee will be void with respect to these excess shares;

  . the excess shares will be automatically transferred from the transferee or owner to a trust for the benefit of a qualified charitable organization;

  . the purported transferee or owner will have no right to vote those excess shares; and

  . the purported transferee or owner will have no right to receive dividends or other distributions from these excess shares.

Our charter contains provisions that may delay, defer, or prevent a change of control transaction.

   Our board of directors is divided into classes which serve staggered terms. Our board of directors is divided into three classes with staggered terms. The staggered terms for directors may reduce the possibility of a tender offer or an attempt to complete a change of control transaction even if a tender offer or a change in control were in our stockholders' interest.

   We could issue preferred stock without stockholder approval. Our charter authorizes our board of directors to issue up to 30,000,000 shares of preferred stock, including convertible preferred stock, without stockholder approval. The board of directors may establish the preferences, rights and other terms including the right to vote and the right to convert into common stock of any shares issued. The issuance of preferred stock could delay or prevent a tender offer or a change of control even if a tender offer or a change of control were in our stockholders' interest. Kilroy Realty, L.P. has issued 1,500,000 Series A Cumulative Redeemable Preferred Units which in the future may be exchanged one-for-one into shares of 8.075% Series A Cumulative Redeemable Preferred Stock, and 700,000 Series C Cumulative Redeemable Preferred Units which in the future may be exchanged one for one into shares of 9.375% Series C Cumulative Redeemable Preferred Stock. In addition, we have designated and authorized the issuance of up to 400,000 shares of Series B Junior Participating Preferred Stock. However, no shares of preferred stock are currently issued or outstanding.

   We have a stockholders' rights plan. On October 2, 1998, our board of directors adopted a stockholders' rights plan and declared a distribution of one preferred share purchase right for each outstanding share of common stock. The rights were issued on October 15, 1998, to each common stockholder of record on that date. The rights have anti-takeover effects. The rights would cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not approve. We may redeem the shares for $.01 per right, prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock. Therefore, the rights should not interfere with any merger or business combination our board of directors approves.

   The staggered terms for directors, the future issuance of additional common or preferred stock and our stockholder rights plan may:

  . delay or prevent a change of control over us, even if a change of control might be beneficial to our stockholders;

  .  deter tender offers that may beneficial to our stockholders; or

  . limit stockholders' opportunity to receive a potential premium for their shares if an investor attempted to gain shares beyond our ownership limits or otherwise to effect a change of control.

Loss of our REIT status would have significant adverse consequences to us and the value of our stock.

   We currently operate and have operated since 1997 in a manner that is intended to allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code.

   If we lose our REIT status, we will face serious tax consequences that will substantially reduce the funds available for distribution to you for each of the years involved because:

  . we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

  . we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

  . unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

   In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders and all distributions to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits.

   As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

   Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable treasury regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources. Also, we must make distributions to stockholders aggregating annually at least 95% of our net taxable income, excluding capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for tax purposes. Although our management believes that we are organized and operate in a manner so as to qualify as a REIT, no assurance can be given that we will continue to be organized or be able to operate in a manner so as to qualify or remain qualified as a REIT for tax purposes.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

   In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, we generally must distribute to our stockholders at least 95% of our net taxable income each year, excluding capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which some distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. These short-term borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Our growth depends on external sources of capital which are outside of our control.

   We are required under the Internal Revenue Code to distribute at least 95% of our taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain. Because of this distribution requirement, we may not be able to fund future capital needs, including acquisition financing, from operating cash flow. Consequently, we rely on third-party sources of capital to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

  .  general market conditions;

  .  the market's perception of our growth potential;

  .  our current and expected future earnings;

  .  our cash distributions; and

  .  the market price per share of our common stock.

   If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

We may change our investment and financing policies without stockholder approval and become more highly leveraged which may increase our risk of default under our debt obligations.

   We are not limited in our ability to incur debt. Our board of directors adopted a policy of limiting our indebtedness to approximately 50% of our total market capitalization. Total market capitalization is the market value of our capital stock, including interests, including the units, exchangeable for shares of capital stock, plus total debt. However, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which would result in an increase in our debt service and which could adversely affect our cash flow and our ability to make expected distributions to you. Higher leverage also increases the risk of default on our obligations.

   We may issue additional shares of capital stock without stockholder approval which may dilute your investment. We may issue shares of our common stock, preferred stock or other equity or debt securities without stockholder approval. Similarly, we may cause Kilroy Realty, L.P. to offer its common or preferred units for contributions of cash or property without approval by the limited partners of Kilroy Realty, L.P. or our stockholders. Existing stockholders have no preemptive rights to acquire any of these securities, and any issuance of equity securities under these circumstances may dilute a stockholder's investment.

   We may invest in securities related to real estate which could adversely affect our ability to make distributions to you. We may purchase securities issued by entities which own real estate.

   We may in the future also invest in mortgages. In general, investments in mortgages include several risks, including:

  . borrowers may fail to make debt service payments or pay the principal when due;

  . the value of the mortgaged property may be less than the principal amount of the mortgage note securing the property; and

  . interest rates payable on the mortgages may be lower than our cost for the funds used to acquire these mortgages.

   Owning these securities may not entitle us to control the ownership, operation and management of the underlying real estate. In addition, we may have no control over the distributions with respect to these securities, which could adversely affect our ability to make distributions to our stockholders.

Sales of a substantial number of shares of common stock, or the perception that this could occur, could result in decreasing the market price per share for our common stock.

   We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will result in decreasing the market price per share of our common stock.

   As of the date of this prospectus, 27,894,210 shares of our common stock were issued and outstanding and we had reserved for future issuance the following shares of common stock:

  . 4,200,253 shares issuable upon the exchange, at our option, of common units issued in connection with our formation and in connection with the acquisition of properties, but excluding the common stock offered pursuant to this prospectus;

  .  2,900,000 shares issuable under our 1997 Stock Option and Incentive
     Plan.

  . 1,000,000 shares issuable under our Dividend Reinvestment and Direct Stock Purchase Plan.

Of the 27,629,210 shares of common stock presently outstanding, all but 60,000 shares may be freely traded in the public market by persons other than our affiliates. In addition, we have filed or have agreed to file registration statements covering all of the shares of common stock reserved for future issuance. Consequently, if and when the shares are issued, they may be freely traded in the public markets.

We could be adversely affected if our year 2000 problems are significant.

   The year 2000 issue refers to a computer system's failure to recognize dates on or beyond January 1, 2000. The failure of our systems or those of our vendors or tenants to correctly interpret dates beyond the year 1999 could lead to disruptions in our operations. Our Information and Technology Committee examined our year 2000 issue. The committee identified three phases to our year 2000 plan:

  .  discovery and assessment,

  .  remediation and implementation and

  .  testing and verification.

   We have identified year 2000 risks in the following areas:

  . Our information systems might not be year 2000 compliant. After our initial public offering in 1997 we replaced and tested all of our accounting and property management systems for year 2000 compliance. Also, we acquired all new network hardware and software and updated all of our desktop systems and software. In each case, we tested for year 2000 compliance and our vendors have asserted that their products are year 2000 compliant. We will continue to conduct ongoing testing to ensure year 2000 compliance. Despite our efforts to identify and resolve year 2000 compliance problems, we cannot assure our stockholders that all of our systems will be year 2000 compliant. We believe there is no material year 2000 exposure relating to our information systems.

  . Our building management system could have potential year 2000 exposure. During 1998, our property management executives and personnel began gathering data to identify all of our year 2000 sensitive building management systems and to determine if they are compliant or should be modified or replaced. We have completed the discovery and assessment phase and determined our state of readiness as to building management systems in early 1999. We expect to complete the remediation and implementation phase by September 1999 and the verification phase by the end of fiscal year

     1999. We have identified the following five categories of building management systems that could have year 2000 exposure:

    .  building automation;

    .  security card access;

    .  fire and life safety;

    .  elevator; and

    .  office equipment.

  . Our tenants and vendors may have significant year 2000 issues. We have a diverse tenant base and the success of our business is not tied to the success of any one particular tenant. Also, the success of our business is not closely tied to the operations of any one vendor supplier or manufacturer. However, we are in the process of surveying significant tenants, vendors, suppliers and other relevant third parties, to determine if their systems will be year 2000 compliant and if our normal operations will continue without interruption. We anticipate this project will be completed by September 1999.

   We replaced our accounting and property management system and installed our updated desktop systems and software as a result of our initial public offering. Also, we are using 13 salaried employees, who are not paid overtime and who management expects will spend 10% of their annual working hours over a two to three year period focusing on year 2000 compliance issues, to perform the discovery and assessment phase. As a result, our year 2000 costs to date have been minimal and are not material to our financial position or our results of operations. However, future costs for completing phases two and three for the building management systems are not readily quantifiable. We believe that a significant portion of these costs will be treated as operating expenses and will be reimbursable to us under our tenant leases.

   We do not believe that the impact of any year 2000 issues will have a material adverse effect on our financial condition or results of operations. However, despite our efforts to identify and resolve year 2000 compliance problems, we cannot guarantee that all of our systems will be year 2000 compliant or that other companies on which we rely will be timely converted. As a result, our operations could be interrupted or otherwise adversely affected. The failure to correct a material year 2000 problem could result in an interruption in, or a failure of, some of our business operations. These failures could have a material adverse effect on our financial condition and results of operations.

   We believe the year 2000 issue relating to our building management systems are immaterial because each of our properties have separate building management systems. However, we do not currently have a comprehensive contingency plan for the year 2000 problem. We intend to establish this contingency plan in October 1999 as part of our ongoing year 2000 compliance effort.

                                  THE COMPANY

  We are a REIT which develops, acquires, owns and operates office and industrial real estate. We were incorporated in September 1996 in Maryland and commenced operations upon the completion of our initial public offering on January 31, 1997. As of June 30, 1999, our stabilized portfolio consists of 83 suburban office buildings encompassing approximately 5.8 million rentable square feet and 86 industrial buildings encompassing approximately 6.2 million rentable square feet. Our stabilized portfolio consists of all of our office and industrial properties with the exception of properties and projects included in construction in progress. With respect to properties that we develop, our policy is to include properties in our stabilized portfolio upon the earlier of one year from the date of substantial completion or the date that property reaches stabilized occupancy of 95.0%. The majority of our properties are located in Southern California. In addition, as of June 30, 1999 we have 7 office buildings under development which, when completed, are expected to encompass approximately 871,600 rentable square feet. Lastly, there are two office and three industrial properties encompassing approximately an aggregate of 175,400 and 769,300 rentable square feet, respectively, on which construction was recently completed, that as of June 30, 1999 are in the lease-up phase.

  We conduct substantially all of our activities through Kilroy Realty, L.P. in which, as of June 30, 1999, we owned an approximate 85.5% general partnership interest. The remaining 14.5% limited partnership interest in Kilroy Realty, L.P. is owned by some of our executive officers and directors, their affiliates, and other outside investors. We are the sole general partner of Kilroy Realty, L.P. and have control over its management. Kilroy Realty, L.P. owns 150 properties. The remaining 18 properties are owned by Kilroy Realty Finance Partnership, L.P., a limited partnership. We own the sole 1% general partnership interest in Kilroy Realty Finance Partnership, L.P. through Kilroy Realty Finance, Inc., a wholly owned subsidiary, and Kilroy Realty, L.P. owns the sole 99% limited partnership interest.

  Our common stock is listed on the New York Stock Exchange under the Symbol "KRC." Our principal executive offices are located at 2250 East Imperial Highway, Suite 1200, El Segundo, California 90245. Our telephone number is
(310) 563-5500.

Recent Developments

   In September 1999, our board of directors declared a regular quarterly cash dividend of $0.42 per common share payable on October 8, 1999. The dividend is payable to stockholders of record on September 30, 1999. The dividend is equivalent to an annual rate of $1.68 per share.

                           FORWARD LOOKING STATEMENTS

   This prospectus, including the documents that we incorporate by reference, contains forward-looking statements. Also, documents we subsequently file with the SEC and incorporate by reference will contain forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and other pro forma information incorporated by reference and all our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  .  defaults on or non-renewal of leases by tenants;

  .  increased interest rates and operating costs;

  .  our failure to obtain necessary outside financing;

  . difficulties in identifying properties to acquire and completing acquisitions;

  .  our failure to successfully operate acquired properties and operations;

  .  our failure to successfully develop property;

  .  our failure to maintain our status as a REIT;

  .  environmental uncertainties and risks related to natural disasters;

  .  financial market fluctuations; and

  . changes in real estate and zoning laws and increases in real property tax rates.

   Our success also depends upon economic trends generally, as well as income tax laws, governmental regulation, legislation, population changes and other matters discussed above in the section entitled "Risk Factors." We caution you, however, that any list of risk factors may not be exhaustive.

                                USE OF PROCEEDS

   We are filing the registration statement of which this prospectus is a part pursuant to our contractual obligation to the holders named in the section entitled "Selling Stockholders." We will not receive any of the proceeds from the issuance of shares of common stock to the holders or the resale of the shares by the holders. However, we will pay registration expenses which we estimate to be approximately $60,000.

                          DESCRIPTION OF CAPITAL STOCK

   We have summarized the material terms and provisions of our capital stock in this section. For more detail you should refer to our charter, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part.

Common stock.

   General. Our charter authorizes us to issue 150,000,000 shares of common stock, par value $0.01 per share. As of the date of this prospectus, we had 27,894,210 shares of common stock issued and outstanding. The 27,894,210 outstanding shares excludes the 4,407,902 shares of common stock, as of the date of this prospectus, which we may issue in exchange for presently outstanding common units which may be tendered for redemption to Kilroy Realty, L.P., upon expiration of the applicable lock-up period, including the 207,649 offered pursuant to this prospectus.

   Shares of our common stock:

  . are entitled to one vote per share on all matters presented to stockholders generally for a vote, including the election of directors, with no right to cumulative voting;

  .  do not have any conversion rights;

  .  do not have any exchange rights;

  .  do not have any sinking fund rights;

  .  do not have any redemption rights;

  .  do not have any appraisal rights;

  . do not have any preemptive rights to subscribe for any of our securities;

  .  are subject to restrictions or ownership and transfer.

   We may pay distributions on shares of common stock, subject to the preferential rights of, when issued, our Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and any other series or class of capital stock which we may issue in the future. However, we may only pay distributions when our board of directors authorizes a distribution out of legally available funds. We make, and intend to continue to make, quarterly distributions on outstanding shares of common stock.

   Our board of directors may:

  . reclassify any unissued shares of common stock into other classes or series of capital stock;

  . establish the number of shares in each of these classes or series of capital stock;

  . establish any preference rights, conversion rights and other rights, including voting powers, of each of these classes or series of capital stock;

  . establish restrictions, such as limitations and restrictions on ownership, dividends or other distributions of each of these classes or series of capital stock; and

  . establish qualifications and terms or conditions of redemption for each of these classes or series of capital stock.

   Material provisions of Maryland General Corporation Law. Under the Maryland General Corporation Law, our stockholders are generally not liable for our debts or obligations. If we liquidate, we will first pay all debts and other liabilities, including debts and liabilities arising out of our status as general partner of Kilroy Realty, L.P., and any preferential distributions on any outstanding shares of preferred stock. Each holder of common stock then will share ratably in our remaining assets. All shares of common stock have equal distribution, liquidation and voting rights, and have no preference or exchange rights, subject to the ownership limits in our charter or as permitted by our board of directors.

   Under the Maryland General Corporation Law, we generally require approval by our stockholders by the affirmative vote of at least two-thirds of the votes entitled to vote before we can:

  .  dissolve;

  .  amend our charter;

  .  merge;

  .  sell all or substantially all of our assets;

  .  engage in a share exchange; or

  .  engage in similar transactions outside the ordinary course of business.

   Because the term "substantially all of the Company's assets" is not defined in the Maryland General Corporation Law it is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. Although the Maryland General Corporation Law allows our charter to establish a lesser percentage of affirmative votes by our stockholders for approval of those actions, our charter does not include this provision.

   Rights to purchase Series B Preferred Stock. Each share of our common stock includes a right to purchase from us, once the rights become exercisable, one one-hundredth (1/100th) of a share of our Series B Preferred Stock, at a purchase price of $71.00 per share, subject to anti-dilution adjustments. Once exercisable, the rights may be exercised until we redeem them, until they are exchanged or terminated, or until they expire on October 2, 2008.

   The rights will be included as part of our common stock certificate until the earlier to occur of:

  (1) ten days following a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of:

    .  15% or more of the shares of our common stock or,

    . in the case of John B. Kilroy, Sr., the Chairman of our board of directors, John B. Kilroy, Jr., our President and Chief Executive Officer, and Kilroy Industries, and their respective affiliates, of more than 21% of the shares of our common stock and

  (2) ten business days, or on a later date as may be determined by our board of directors prior to the time that any person or group of affiliated persons becomes an acquiring person, following the commencement or announcement of an intention to make a tender offer or exchange offer for shares of our common stock, the consummation of which would result in the beneficial ownership by:

    . a person or group of 15% or more of the shares of our common stock or,

    . in the case of John B. Kilroy, Sr., the Chairman of our board of directors, John B. Kilroy, Jr., our President and Chief Executive Officer, and Kilroy Industries, and their respective affiliates, of more than 21% of the shares of our common stock.

We refer to the earlier of these dates as the distribution date. The rights will be transferred only with shares of our common stock until the distribution date, earlier redemption or expiration of the rights. Our board of directors may not postpone the exercisability and transferability of the rights. As soon as practicable after the distribution date, separate right certificates will be issued to holders of record of shares of common stock as of the close of business on the distribution date. Subject to the termination of the right of redemption, the rights will become exercisable and transferable. Right certificates initially will represent the right to purchase one share of common stock for each share of our common stock currently outstanding.

   If a person or group becomes an acquiring person, or if we were the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and shares of common stock were not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person, may receive upon exercise that number of shares of common stock having a market value of two times the then current purchase price of one right. The rights that are or were acquired or beneficially owned by the acquiring person will then be void.

   We will adjust the number of rights associated with each share of our common stock as necessary if we distribute shares of common stock as dividends, or declare a stock split or reverse stock split in our common stock. If after a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our assets or earning power are sold, each holder of a right will receive, upon the exercise of a right at the then current purchase price, the number of shares of common stock of the acquiring company which at the time of that transaction would have a market value of two times the then current purchase price of one right.

   At any time after a person becomes an acquiring person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by the acquiring person of 50% or more of our then outstanding common stock, we may exchange the rights, other than rights owned by an acquiring person which have become void, in whole or in part, for shares of common stock having an aggregate value equal to the difference between the value of the common stock issuable upon exercise of the rights and the purchase price payable upon the exercise.

   Our board of directors may:

  . redeem the rights in whole, but not in part, at a redemption price of $.01 per right at any time prior to the time a person becomes an acquiring person;

  . in its sole discretion may establish when the redemption of the rights may be made effective, on what basis and under conditions; and

  . amend any of the provisions of the rights agreement for so long as the rights are redeemable.

   Immediately upon any redemption of the rights, stockholder's right to exercise the rights will terminate and the holders of rights may then only receive the redemption price. After the rights are no longer redeemable, we may amend or supplement the rights agreement only in a manner that does not adversely affect the interests of the holders of the rights.

   We may adjust from time to time the purchase price payable, and the number of one one-hundredths of a share of Series B Preferred Stock or other securities or property issuable, upon exercise of the rights to prevent dilution:

  . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock,

  . upon the grant to holders of the shares of Series B Preferred Stock of some rights or warrants to subscribe to or purchase shares of Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or

  . upon the distribution to holders of shares of Series B Preferred Stock of evidences of indebtedness, cash, securities or assets or of subscription rights or warrants, other than those referred to above.

   The distributions referred to above exclude:

  . regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend paid or,

  . in case regular periodic cash dividends have not been paid, at a rate not in excess of 50% of our average net income per share for the four quarters ended immediately prior to the payment of the dividend, or dividends payable in shares of Series B Preferred Stock which will be subject to the adjustment described above.

   Until a right is exercised, the holder of the right will have no rights as a stockholder beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Preferred stock.

   Our charter authorizes us to issue 30,000,000 shares of preferred stock, par value $.01 per share. Of the 30,000,000 authorized shares of preferred stock, we have classified and designated 1,700,000 shares as Series A Preferred Stock, 400,000 as Series B Preferred Stock and 700,000 shares as Series C Preferred Stock. No shares of preferred stock are currently issued and outstanding.

   We may classify, designate and issue additional shares of preferred stock, in one or more classes, as authorized by our board of directors without the prior consent of our stockholders. The board of directors may afford the holders of preferred stock preferences, powers and rights-voting or otherwise-senior to the rights of holders of shares of common stock. Our board of directors can authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying or preventing a change of control transaction that might involve a premium price for holders of shares of common stock or otherwise be in their best interest. All shares of preferred stock which are issued and become outstanding will be fully paid and nonassessable. Before we may issue any shares of preferred stock of any class, the Maryland General Corporation Law and our charter require our board of directors to determine the following:

  .  the designation;

  .  the terms;

  .  preferences;

  .  conversion and other rights;

  .  voting powers;

  .  restrictions;

  .  limitations as to distributions;

  .  qualifications;

  .  terms or conditions of redemption.

8.075% Series A Cumulative Redeemable Preferred Stock and 9.375% Series C Cumulative Redeemable Preferred Stock.

   General. Of our 30,000,000 authorized preferred shares, we designated 1,700,000 shares as Series A Preferred Stock and 700,000 shares as Series C Preferred Stock. Shares of Series A Preferred Stock are issuable on a one-for-one basis upon redemption or exchange of Kilroy Realty, L.P.'s Series A Preferred Units. Shares of Series C Preferred Stock are issuable on a one-for-one basis upon redemption or exchange of Kilroy Realty, L.P.'s Series C Preferred Units.

   Dividends. Each share of Series A Preferred Stock and Series C Preferred Stock will be entitled to receive dividends that are:

  . cumulative preferential dividends, in cash, from the date of issue payable on or before the 15th of February, May, August and November of each year, including any accrued but unpaid distributions in respect of Series A Preferred Units and Series C Preferred Units at the time they are exchanged for shares of Series A Preferred Stock or Series C Preferred Stock, as applicable;

  . in preference to any payment made on any other classes or series of capital stock or our other equity securities ranking junior to the Series A Preferred Stock and Series C Preferred Stock; and

  . at a rate of 8.075% per annum for shares of Series A Preferred Stock and at a rate of 9.375% per annum shares of Series C Preferred Stock.

   Ranking. The Series A Preferred Stock and Series C Preferred Stock will rank:

  . on parity with each other and with all other preferred stock designated as ranking on a parity with the Series A Preferred Stock and Series C Preferred Stock with respect to distributions and rights upon liquidation, dissolution, or winding-up,

  . senior to the Series B Preferred Stock and all other preferred stock designated as ranking junior to the Series A Preferred Stock and Series C Preferred Stock and

  . junior to all other preferred stock designated as ranking senior to Series A Preferred Stock and Series C Preferred Stock.

   Redemption. At our option, we may redeem, in whole or in part from time to time:

  . shares of Series A Preferred Stock on and after February 6, 2003, and shares of Series C Preferred Stock on and after November 24, 2003, or prior to these dates to the extent necessary to maintain our qualification as a REIT;

  . shares of Series A Preferred Stock and Series C Preferred Stock at a redemption price payable in cash equal to $50.00 per share, plus any accrued but unpaid dividends to the date of redemption; and

  . by paying the redemption price of the Series A Preferred Stock and Series C Preferred Stock, excluding the portion consisting of accumulated but unpaid dividends, solely out of proceeds from issuances of our capital stock.

   Limited voting rights. If we do not pay dividends on any shares of Series A Preferred Stock or on any shares of Series C Preferred Stock for six or more quarterly periods, including any periods we did not make distributions in respect of Series A Preferred Units and Series C Preferred Units prior to their exchange into shares of Series A Preferred Stock and Series C Preferred Stock, as applicable, whether or not consecutive, the holders of Series A Preferred Stock and Series C Preferred Stock will vote as a single class with all other shares of capital stock ranking on parity with the Series A Preferred Stock and Series C Preferred Stock which have similar vested voting rights for the election of two additional directors to our board of directors. The directors will be elected by a plurality of the votes cast in the election for a one-year term and until their successors are duly elected and qualify or until the director's right to hold the office terminates, whichever occurs earlier, subject to the director's earlier death, disqualification, resignation or removal. The election will take place at:

  . special meetings called by the holders of at least 10% of the outstanding shares of Series A Preferred Stock, Series C Preferred Stock or the holders of shares of any other class or series of stock on parity with the Series A Preferred Stock and the Series C Preferred Stock with respect to which dividends are also accrued and unpaid if this request is received more than 90 days before the date fixed for our next annual or special meeting of stockholders or,

  . if we receive the request for a special meeting less than 90 days before the date fixed for our next annual or special meeting of stockholders, at our annual or special meeting of stockholders, and

  . at each subsequent annual meeting until all dividends accumulated on the Series A Preferred Stock and the Series C Preferred Stock for all past dividend periods and the dividend for the then current dividend period, including accrued but unpaid distributions in respect of Series A Preferred Units and Series C Preferred Units at the time they are exchanged for shares of Series A Preferred Stock or Series C Preferred Stock, as applicable, have been fully paid or declared and a sum sufficient for the payment of the dividends is irrevocably set aside in trust for payment in full.

   When all of the dividends have been paid in full, the holders of Series A Preferred Stock and Series C Preferred Stock will be divested of their voting rights and the term of any member of our board of directors elected by the holders of Series A Preferred Stock, Series C Preferred Stock and holders of any other shares of stock on parity with the Series A Preferred Stock and the Series C Preferred Stock will terminate.

   In addition, if any shares of Series A Preferred Stock or Series C Preferred Stock are outstanding, without the consent of two-thirds of the holders of the series of preferred stock then outstanding, as applicable, we may not:

  . authorize or create or increase the authorized or issued amount of any shares of capital stock ranking senior to the Series A Preferred Stock and the Series C Preferred Stock, or

  . reclassify any of our authorized shares of capital stock into any shares ranking senior to the Series A Preferred Stock and the Series C Preferred Stock, or

  . designate or create, or increase the authorized or issued amount of, or reclassify any of our authorized shares of capital stock into any stock on parity with the Series A Preferred Stock and the Series C Preferred Stock, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any shares, but only to the extent the shares on parity with the Series A Preferred Stock and the Series C Preferred Stock are issued to one or our affiliates, or

  .  either

    . consolidate, merge into or with, or convey, transfer or lease our assets substantially as an entirety, to any corporation or other entity, or

    . amend, alter or repeal the provisions of our charter, whether by merger, consolidation or otherwise, in each case that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Stock and Series C Preferred Stock or the holders of Series A Preferred Stock and Series C Preferred Stock.

   The Series A Preferred Stock and Series C Preferred Stock will have no voting rights other than as discussed above.

   Liquidation preference. Each share of Series A Preferred Stock and Series C Preferred Stock is entitled to a liquidation preference of $50.00 per share, plus any accrued but unpaid dividends, in preference to any other class or series of our capital stock, other than those equity securities expressly designated as ranking on a parity with or senior to the Series A Preferred Stock and Series C Preferred Stock.

Series B Junior Participating Preferred Stock.

   General. Of our 30,000,000 authorized preferred shares, we designated 400,000 shares as Series B Junior Participating Preferred Stock. The Series B Preferred Stock is issuable upon exercise of the rights to purchase shares of Series B Preferred Stock, as described above in the section entitled "--Common stock--Rights to purchase Series B Preferred Stock."

   Ranking. The Series B Preferred Stock, if and when issued, will rank:

  . junior to our Series A Preferred Stock and Series C Preferred Stock, if and when issued, and all other classes or series of preferred stock designated as ranking senior to the Series B Preferred Stock with respect to distributions and rights upon liquidation, dissolution, or winding-up,

  . senior to all classes or series of preferred stock designated as ranking junior to the Series B Preferred Stock and

  . on a parity with all other classes or series of stock designated as ranking on a parity with the Series B Preferred Stock.

   Dividends. Each share of Series B Preferred Stock will be entitled, when, as and if declared, to the greater of:

  . a minimum preferential cumulative quarterly dividend payment of $1.00 per share paid on the first day of March, June, September and December; and

  . an aggregate dividend of 100 times the dividend, if any, declared per share of common stock, other than a dividend payable in shares of common stock, since the last quarterly dividend payment date.

   We will adjust the right to dividends per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock. Accrued and unpaid dividends shall not bear interest. Dividends paid on shares of Series B Preferred Stock is less than the total amount of the dividends accrued and payable on these shares shall be allocated pro rata on a share-by-share basis among all of the outstanding shares of Series B Preferred Stock.

   Until dividends or distributions payable on the Series B Preferred Stock, whether or not declared, have been paid in full, we may not:

  . declare or pay dividends, or make any other distributions, including upon liquidation, dissolution or winding up, on any shares of capital stock ranking:

    .  junior to the Series B Preferred Stock;

    . on parity with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and any parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all shares are then entitled;

  .  redeem or purchase or otherwise acquire for consideration:

    . shares of any capital stock ranking junior, either as to dividends or upon liquidation, dissolution or winding up, to the Series B Preferred Stock, except as provided in our charter to protect our REIT status or if we acquire shares of junior stock in exchange for shares of any of our capital stock ranking junior both as to dividends and upon dissolution, liquidation or winding up, to the Series B Preferred Stock; or

    . any shares of Series B Preferred Stock, or any shares of capital stock ranking on parity with the Series B Preferred Stock, except as provided in our charter to protect our REIT status or in accordance with a written or published purchase offer to all holders of the shares on terms that our board of directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

   We will not permit any of our subsidiaries to purchase or otherwise acquire for consideration any shares of our capital stock unless we could purchase or otherwise acquire the shares at that time and in the manner set forth above.

   Liquidation preference. If we liquidate, dissolve or wind-up our business, the holders of shares of Series B Preferred Stock will be entitled, pro rata with any shares of preferred stock ranking on parity with the Series B Preferred Stock, to an aggregate preferential liquidation payment of 100 times the payment made per share of common stock. In no event may the liquidation payment be less than $100 per share plus any accrued and unpaid dividends. We will adjust the liquidation preference per share of the Class B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

   Voting rights. Each holder of a share of Series B Preferred Stock is entitled to 100 votes on all matters submitted to our stockholders having general voting rights. We will adjust as necessary the votes per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

   Subject to any of our provisions or as required by law, we do not require the consent of holders of Series B Preferred Stock for taking any corporate action, unless they are entitled to vote with holders of common stock. Generally, any holder of Series B Preferred Stock, common stock or any other shares of stock that have general voting powers will vote together as one class on all matters submitted to those stockholders having general voting rights.

   Business combinations. If we enter into any consolidation, merger, combination or other transaction, shares of our common stock may be exchanged for or changed into other stock or securities, cash and/or any other property. In that case, each share of Series B Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share equal to 100 times the aggregate amount of stock, securities, cash and/or any other property, payable in kind, as the case may be, into or for which each share of common stock is changed or exchanged. We will adjust the amount of per share consideration to be received by holders of Series B Preferred Stock upon any of these transactions if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

   Redemption. We may not redeem the Series B Preferred Stock at any time.

Restrictions on ownership and transfer of capital stock which affect the rights of holders of common stock.

 Internal Revenue Code requirements.

   To maintain our tax status as a REIT, five or fewer individuals, as that term is defined in the Internal Revenue Code to include certain entities, may not own, actually or constructively, more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Constructive ownership provisions in the Internal Revenue Code determine if any individual or entity constructively owns our capital stock under this requirement. In addition, 100 or more persons must beneficially own our capital stock during at least 335 days of a taxable year or during a proportionate part of a short taxable year. Also, rent from Related Party Tenants is not qualifying income for purposes of the gross income tests of the Internal Revenue Code. The term "Related Party Tenants" is defined below under "Federal Income Tax Considerations--Income Tests." To help ensure we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

 Transfer Restrictions in our charter.

   Subject to exceptions specified in our charter, no holder may own, either actually or constructively under the applicable constructive ownership provisions of the Internal Revenue Code:

  . more than 7%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock;

  . if and when issued, more than 7%, by number of shares or value, whichever is more restrictive, of our Series B Preferred Stock; and

  . if and when issued, shares of our Series A and/or Series C Preferred Stock, which, taking into account all other shares of our capital stock actually or constructively held, would cause a holder to own more than 7% by value of our outstanding shares of capital stock.

In addition, because rent from Related Party Tenants is not qualifying rent for purposes of the gross income tests under the Internal Revenue Code, our charter provides that no holder may own, either actually or constructively by virtue of the constructive ownership provisions of the Internal Revenue Code, which differ from the constructive ownership provisions used for purposes of the preceding sentence:

  . more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock;

  . if and when issued, more than 9.8% by number of shares or value, whichever is more restrictive, of our Series B Preferred Stock; and

  . if and when issued, shares of our Series A and/or Series C Preferred Stock, which, taking into account all other shares of our capital stock actually or constructively held, would cause a holder to own more than 9.8% by value of our outstanding shares of capital stock.

We refer to the limits described in this paragraph, together, as the "ownership limits."

   The constructive ownership provisions set forth in the Internal Revenue Code are complex, and may cause shares of our capital stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of shares of our capital stock in an amount that does not exceed the ownership limits, or the acquisition of an interest in an entity that actually or constructively owns our capital stock, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively shares in excess of the ownership limits and thus violate the ownership limits described above or otherwise permitted by our board of directors. In addition, if and when such shares are issued, a violation of the ownership limits relating to the Series A Preferred Stock or the Series C Preferred Stock could occur as a result of a fluctuation in the relative value of this stock and our common stock, even absent a transfer or other change in actual or constructive ownership.

   Our board of directors may waive the ownership limits with respect to a particular stockholder if it:

   .  determines that the ownership will not jeopardize our status as a REIT;
and

   .  otherwise decides that this action would be in our best interest.

   As a condition of this waiver, our board of directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status. Our board of directors has waived the ownership limit applicable to our common stock for John B. Kilroy, Sr. and John B. Kilroy, Jr., as well as members of their families and entities which are deemed to own Messrs. Kilroy's common stock, allowing them to own up to 21% of our common stock. However, we conditioned this waiver upon the receipt of undertakings and representations from Messrs. Kilroy which we believed were reasonably necessary in order for us to conclude that the waiver would not cause us to fail to qualify and maintain our status as a REIT.

   In addition to the foregoing ownership limits, no holder may own, either actually or constructively under the applicable attribution rules of the Internal Revenue Code, any shares of any class of our capital stock if:

  . more than 50% in value of our outstanding capital stock would be owned, either actually or constructively under the applicable constructive ownership provisions of the Internal Revenue Code, by five or fewer individuals, as defined in the Internal Revenue Code,

  . our capital stock would be beneficially owned by less than 100 persons, determined without reference to any constructive ownership provisions, or

  .  we would fail to qualify as a REIT.

   Any person who acquires or attempts or intends to acquire actual or constructive ownership of our shares of capital stock that will or may violate any of the foregoing restrictions on transferability and ownership must give us notice immediately and provide us with any other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

 Effect of violation of transfer restrictions.

   If any attempted transfer of our capital stock or any other event would result in any person violating the ownership limits described above, unless otherwise permitted by our board of directors, then the purported transfer will be void and of no force or effect with respect to the attempted transferee as to that number of shares in excess of the applicable ownership limit and the transferee shall acquire no right or interest in the excess shares. In the case of any event other than a purported transfer, the person or entity holding record title to any of the excess shares shall cease to own any right or interest in the excess shares.

   Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer.

   The trustee must:

  . within 20 days of receiving notice from us of the transfer of shares to the trust,

    . sell the excess shares to a person or entity who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors, and

    . distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the price paid by the prohibited transferee or owner for the excess shares or the sales proceeds received by the trust for the excess shares;

  . in the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift,

    .  sell the excess shares to a qualified person or entity, and

    . distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the market price of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares;

  . in either case above, distribute any proceeds in excess of the amount distributable to the prohibited transferee or owner, as applicable, to the charitable organization selected by us as beneficiary of the trust.

   The trustee shall be designated by us and be unaffiliated with us and any prohibited transferee or owner. Prior to a sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

   Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee's sole discretion,

  . to rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that our shares have been transferred to the trust and

  . to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

   However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by the board of directors, then our charter provides that the transfer of the excess shares will be void.

   If shares of capital stock are transferred to any person in a manner which would cause us to be beneficially owned by fewer than 100 persons, the transfer shall be null and void in its entirety, and the intended transferee will acquire no rights to the stock.

   If our board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own our capital stock in violation of the limits described above, it shall take actions to refuse to give effect to or to prevent the ownership or acquisition, including, but not limited to:

   .  authorizing us to repurchase stock,

   .  refusing to give effect to the ownership or acquisition on our books, or

   .  instituting proceedings to enjoin the ownership or acquisition.

   All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

   All persons who own at least a specified percentage of the outstanding shares of our stock must file with us a completed questionnaire annually containing information about their ownership of the shares, as set forth in treasury regulations. Under current treasury regulations, the percentage is between 0.5% and 5.0%, depending on the number of record holders of our shares. In addition, each stockholder may be required to disclose to us in writing information about the actual and constructive ownership of shares as our board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

   These ownership limitations could discourage a takeover or other transaction in which holders of some, or a majority, of our shares of capital stock might receive a premium for their shares over the then prevailing market price or which stockholders might believe to be otherwise in their best interest.

Transfer agent and registrar for shares of capital stock.

   ChaseMellon Shareholder Services, LLC is the transfer agent and registrar for our shares of preferred stock and common stock.

                   DESCRIPTION OF MATERIAL PROVISIONS OF THE
                  PARTNERSHIP AGREEMENT OF KILROY REALTY, L.P.

  We have summarized the material terms and provisions of the Fourth Amended and Restated Agreement of Limited Partnership of Kilroy Realty L.P. which we refer to as the "partnership agreement." This summary is not complete. For more detail, you should refer to the partnership agreement itself, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part.

Management of the partnership.

  Kilroy Realty, L.P. is a Delaware limited partnership. We are the sole general partner of Kilroy Realty, L.P. and conduct substantially all of our business through it, except for development and certain other services which are conducted through Kilroy Services, Inc. Kilroy Realty, L.P. owns a 95% economic interest in Kilroy Services, Inc.

  As the sole general partner of Kilroy Realty, L.P., we exercise exclusive and complete discretion in its day-to-day management and control. We can cause Kilroy Realty, L.P. to enter into certain major transactions including acquisitions, dispositions and refinancings and cause changes in its line of business, capital structure and distribution policies. Kilroy Realty, L.P. has both preferred limited partnership interests and common limited partnership interests. As of the date of this prospectus, Kilroy Realty, L.P. has issued 1,500,000 Series A Preferred Units, no Series B Preferred Units, 700,000 Series C Preferred Units and 4,407,902 common units. We refer collectively to the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and the common units as the "units." Limited partners may not transact business for, or participate in the management activities or decisions of, Kilroy Realty, L.P., except as provided in the partnership agreement and as required by applicable law.

Indemnification of our officers and directors.

  To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers and directors and any other persons we may designate, to the same extent that our charter provides for indemnification of our officers and directors. Similarly, the partnership agreement limits our liability, as well as that of our officers and directors, to Kilroy Realty, L.P. to the same extent that our charter limits the liability of our officers and directors.

Transferability of partnership interests.

  Generally, we may not voluntarily withdraw from Kilroy Realty, L.P., or transfer or assign our interest in it, without the consent of the holders of at least 60% of the common partnership interests including our interests. The limited partners may not transfer, assign, sell, encumber or otherwise dispose of their interest in Kilroy Realty, L.P., other than to family members or accredited investors. These family members and accredited investors must agree to assume the transferor's obligations under the partnership agreements. This transfer is subject to our right of first refusal to purchase the limited partner's units for our benefit.

  In addition, without our consent, limited partners may not transfer their units:

  .  to any person who lacks the legal capacity to own the units;

  .  in violation of applicable law;

  . where the transfer is for only a portion of the rights represented by the units, such as the partner's capital account or right to distributions;

  . if we believe the transfer would cause the termination of Kilroy Realty, L.P. or would cause it to no longer be classified as a partnership for federal or state income tax purposes;

  . if the transfer would cause Kilroy Realty, L.P. to become a party-in-interest within the meaning of ERISA or would cause its assets to constitute assets of an employee benefit plan under applicable regulations;

  . if the transfer would require registration under applicable federal securities laws;

  . if the transfer could cause Kilroy Realty, L.P. to become a "publicly traded partnership" under applicable Treasury regulations;

  . if the transfer could cause Kilroy Realty, L.P. to be regulated under the Investment Company Act of 1940 or the Employee Retirement Income Security Act of 1974; and

  . if the transfer would adversely affect our ability to maintain our qualification as a REIT.

  We may not engage in any "termination transaction" without the approval of at least 60% of the common units in Kilroy Realty L.P., including our general partner interest in Kilroy Realty L.P. Examples of termination transactions include:

  .  a merger;

  .  a consolidation or other combination with or into another entity;

  .  a sale of all or substantially all of our assets; or

  . a reclassification, recapitalization or change of our outstanding equity interests.

  In connection with a termination transaction, all common limited partners must either receive, or have the right to elect to receive, for each common unit an amount of cash, securities or other property equal to the product of:

  . the number of shares of common stock into which each common unit is then exchangeable; and

  . the greatest amount of cash, securities or other property paid to the holder of one share of common stock in consideration for one share of common stock pursuant to the termination transaction.

  If, in connection with a termination transaction, a purchase, tender or exchange offer is made to holders of our common stock, and the common stockholders accept this purchase, tender or exchange offer, each holder of common units must either receive, or must have the right to elect to receive, the greatest amount of cash, securities or other property which that holder would have received if immediately prior to the purchase, tender or exchange offer it had exercised its right to redemption, received shares of common stock in exchange for its common units, and accepted the purchase, tender or exchange offer.

  We also may merge or otherwise combine our assets with another entity with the approval of at least 60% of the common units if:

  . substantially all of the assets directly or indirectly owned by the surviving entity are held directly or indirectly by Kilroy Realty, L.P. as the surviving partnership or another limited partnership or limited liability company is the surviving partnership of a merger, consolidation or combination of assets with Kilroy Realty, L.P.;

  . the common limited partners own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of Kilroy Realty, L.P. and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

  . the rights, preferences and privileges of the common limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

  . the common limited partners may exchange their interests in the surviving partnership for either:

    . the consideration available to the common limited partner pursuant to the preceding paragraph, or

    . if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

  The board of directors will reasonably determine relative fair market values and rights, preferences and privileges of the limited partners as of the time of the termination transaction. These values may not be less favorable to the limited partners than the relative values reflected in the terms of the termination transaction.

  We must use commercially reasonable efforts to structure transactions like those described above to avoid causing the common limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in the transaction. In addition, Kilroy Realty, L.P. must use commercially reasonable efforts to cooperate with the common limited partners to minimize any taxes payable in connection with any repayment, refinancing, replacement or restructuring of indebtedness, or any sale, exchange or other disposition of its assets.

Issuance of additional units representing partnership interests.

  As sole general partner of Kilroy Realty, L.P., we have the ability to cause it to issue additional units representing general and limited partnership interests. These units may include units representing preferred limited partnership interests, subject to the approval rights of holders of the Series A Preferred Units with respect to the issuance of preferred units ranking senior to the Series A Preferred Units, and of holders of Series C Preferred Units with respect to the issuance of preferred units ranking senior to the Series C Preferred Units as described under the sections entitled "--8.075% Series A Cumulative Redeemable Preferred Units" and "--9.375% Series C Cumulative Redeemable Preferred Units."

Capital contributions by us to Kilroy Realty, L.P.

  We may borrow additional funds in excess of the funds available from borrowings or capital contributions from a financial institution or other lender or through public or private debt offerings. We may then lend these funds to Kilroy Realty, L.P. on the same terms and conditions that applied to us. Alternatively, we may contribute these funds as an additional capital contribution to Kilroy Realty, L.P. and increase our interest in it on a proportionate basis and decrease the interests of the limited partners on a proportionate basis.

The effect of awards granted under our stock incentive plan.

  If options to purchase shares of our common stock granted in connection with our 1997 Stock Option and Incentive Plan are exercised at any time, or restricted shares of common stock are issued under the plan, we must contribute to Kilroy Realty, L.P. the exercise price that we receive in connection with the issuance of the shares of common stock to the exercising participant or the proceeds that we receive when we issue the shares. In exchange, we will be issued units in Kilroy Realty, L.P. equal to the number of shares of common stock issued to the exercising participant in the plan.

Tax matters which affect Kilroy Realty, L.P.

  We have the authority under the partnership agreement to make tax elections under the Internal Revenue Code on Kilroy Realty, L.P.'s behalf.

Allocations of net income and net losses to partners.

  The net income of Kilroy Realty, L.P. will generally be allocated as follows:

  . first, to the extent holders of units have been allocated net losses, net income shall be allocated to such holders to offset these losses, in an order of priority which is the reverse of the priority of the allocation of these losses;

  . next pro rata among the holders of Series A Preferred Units in an amount equal to an 8.075% per annum cumulative return on the stated value of $50.00 per Series A Preferred Unit, and holders of Series C Preferred Units in an amount equal to a 9.375% per annum cumulative return on the stated value of $50.00 per Series C Preferred Unit; and

  . the remaining net income, if any, will be allocated to us and to the common limited partners in accordance with our respective percentage interests;

  Net losses of Kilroy Realty, L.P. will be allocated as follows:

  . first to us and the common limited partners in accordance with our respective percentage interests, but only to the extent the allocation does not cause a partner to have a negative adjusted capital account;

  . next, pro rata among the holders of the Series A Preferred Units and the Series C Preferred Units, but only to the extent that the allocation does not cause a partner to have a negative adjusted capital account; and

  .  the remainder, if any, will be allocated to us.

   These allocations are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and the associated Treasury regulations. In addition, to the extent we issue Series B Preferred Units, the partnership agreement will be amended to provide for the allocation of income and loss which is preferred with respect to common units and subordinate to Series A Preferred Stock and Series C Preferred Units. See the section entitled "Material Federal Income Tax Consequences--Tax Aspects of the Kilroy Realty, L.P."

Operations and management of Kilroy Realty, L.P.

  Kilroy Realty, L.P. must be operated in a manner that will enable us to maintain our qualification as a REIT and avoid any federal income tax liability. The partnership agreement provides that we will determine from time to time, but not less frequently than quarterly, the net operating cash revenues of Kilroy Realty, L.P., as well as net sales and refinancing proceeds, pro rata in accordance with the partners' respective percentage interests, subject to the distribution preferences with respect to the Series A Preferred Units, Series B Preferred Units and Series C Preferred Units. The partnership agreement further provides that Kilroy Realty, L.P. will assume and pay when due, or reimburse us for payment of, all expenses that we incur relating to the ownership and operation of, or for the benefit of, Kilroy Realty, L.P. and all costs and expenses relating to our operations.

Term of the partnership agreement.

  Kilroy Realty, L.P. will continue in full force and effect until December 31, 2095, or until sooner dissolved in accordance with its terms.

8.075% Series A Cumulative Redeemable Preferred Units and 9.375% Series C Cumulative Redeemable Preferred Units.

   General. Kilroy Realty, L.P. has designated classes of preferred limited partnership units as the 8.075% Series A Cumulative Redeemable Preferred Units and the 9.375% Series C Cumulative Redeemable Preferred Units representing preferred limited partnership interests. As of the date of this prospectus, 1,500,000 Series A Preferred Units and 700,000 Series C Preferred Units are issued and outstanding.

   Distributions. Each Series A Preferred Unit and Series C Preferred Unit is entitled to receive cumulative preferential distributions payable on or before the 15th of February, May, August and November of each year. Series A Preferred Units will be entitled to distributions at a rate of 8.075% per annum and Series C Preferred Units will be entitled to distributions at a rate of 9.375% per annum. The cumulative preferential distributions will be paid in preference to any payment made on any other class or series of partnership interest of Kilroy Realty, L.P., other than any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series A Preferred Units and the Series C Preferred Units.

   Ranking. The Series A Preferred Units and the Series C Preferred Units will rank:

  . on parity with each other and with all other classes or series of preferred partnership units designated as ranking on a parity with the Series A Preferred Units and the Series C Preferred Units with respect to distributions and rights upon liquidation, dissolution, or winding-up,

  . senior to the Series B Preferred Units and to all classes or series of preferred partnership units designated as ranking junior to the Series A Preferred Units and the Series C Preferred Units, and

  . junior to all other classes or series of preferred partnership units designated as ranking senior to the Series A Preferred Units and the Series C Preferred Units.

   Limited approval rights. For as long as any Series A Preferred Units and the Series C Preferred Units remain outstanding, Kilroy Realty, L.P. will not, without the affirmative vote of the holders of at least two-thirds of the units of this class, as applicable:

  . authorize, create or increase the authorized or issued amount of any class or series of partnership interests ranking senior to the Series A Preferred Units and the Series C Preferred Units or reclassify any partnership interests of Kilroy Realty, L.P. into any class or series of partnership interest ranking senior to the Series A Preferred Units and the Series C Preferred Units, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any class or series of partnership interests ranking senior to the Series A Preferred Units,

  . authorize or create, or increase the authorized or issued amount of any preferred partnership units on parity with the Series A Preferred Units and the Series C Preferred Units or reclassify any partnership interest into any preferred partnership units on parity with the Series A Preferred Units and the Series C Preferred Units or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any preferred partnership units on parity with the Series A Preferred Units and the Series C Preferred Units, but only to the extent that these preferred partnership units on parity with the Series A Preferred Units and the Series C Preferred Units are issued to an affiliate of Kilroy Realty, L.P., other than to us to the extent the issuance of these interests was to allow us to issue corresponding preferred stock to persons who are not affiliates of Kilroy Realty, L.P., or

  . either consolidate, merge into or with, or convey, transfer or lease its assets substantially as an entirety to, any corporation or other entity or amend, alter or repeal the provisions of the partnership agreement, whether by merger, consolidation or otherwise, in each case in a manner that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Units and the Series C Preferred Units or the holders of Series A Preferred Units and the Series C Preferred Units.

   Redemption and exchange. We may redeem the Series A Preferred Units on and after February 6, 2003, and we may redeem the Series C Preferred Units on and after November 24, 2003, in each case out of proceeds from issuances of our capital stock at a redemption price equal to $50.00 per unit, plus accrued and unpaid distributions to the date of redemption. The Series A Preferred Units may be exchanged on and after February 6, 2003, and the Series C Preferred Units may be exchanged on and after November 24, 2003, in each case, in whole but not in part, into shares of our Series A Preferred Stock or Series C Preferred Stock, as applicable at the option of 51% of the holders of the applicable series of units. In addition, the Series A

Preferred Units and the Series C Preferred Units may be exchanged, in whole but not in part, into shares of Series A Preferred Stock or Series C Preferred Stock, as applicable at any time at the option of 51% of the holders if:

  . distributions on the Series A Preferred Units or Series C Preferred Units, as applicable, have not been made for six prior quarterly distribution periods, whether or not consecutive or

  . Kilroy Realty, L.P. is or is likely to become a "publicly traded partnership" for federal income tax purposes.

   In addition, the Series A Preferred Units may be exchanged, on or after February 6, 2001 and prior to February 6, 2008, and the Series C Preferred Units may be exchanged on or after November 24, 2001 and prior to November 24, 2008, in each case in whole but not in part at the option of the holders of 51% of the applicable series if the Series A Preferred Units or the Series C Preferred Units, as applicable would not be considered "stock and securities" for federal income tax purposes.

   The Series A Preferred Units and the Series C Preferred Units also are exchangeable, in whole but not in part, if Kilroy Realty, L.P. believes, or the initial holder believes, based upon the opinion of counsel, that the character of Kilroy Realty, L.P.'s assets and income would not allow it to qualify as a REIT if it were a corporation. We may, in lieu of exchanging the Series A Preferred Units for shares of Series A Preferred Stock, or the Series C Preferred Units for shares of Series C Preferred Stock, elect to redeem all or a portion of the Series A Preferred Units or the Series C Preferred Units for cash in an amount equal to $50.00 per unit plus accrued and unpaid distributions. The right of the holders of Series A Preferred Units and Series C Preferred Units to exchange their units for shares of Series A Preferred Stock or Series C Preferred Stock, as applicable, will in each case be subject to the ownership limitations in our charter in order for us to maintain our qualification as a REIT for federal income tax purposes.

   Liquidation preference. The distribution and income allocation provisions of the partnership agreement have the effect of providing each Series A Preferred Unit and Series C Preferred Unit with a liquidation preference to each holder equal to their capital contributions, plus any accrued but unpaid distributions, in preference to any other class or series of partnership interest.

Series B Junior Participating Preferred Units.

   General. Under the terms of the partnership agreement, if we issue any shares of Series B Preferred Stock, we must contribute the proceeds to Kilroy Realty, L.P. In exchange for the contribution of these proceeds, Kilroy Realty, L.P. will issue to us Series B Preferred Units equal to the number of shares of Series B Preferred Stock that we issued. As of the date of this prospectus, no Series B Preferred Units have been issued.

   Distributions. Each Series B Preferred Unit is entitled to receive preferential cumulative distributions payable on or before the first day of March, June, September and December, of each year at a rate in an amount per unit equal to the greater of:

  .  $1.00, and

  . an aggregate distribution of 100 times the distribution, if any, declared per unit on the common units since the last quarterly distribution payment date.

   The preferential distributions will be paid in preference to any payment made on any other class or series of partnership interest of Kilroy Realty, L.P., other than the Series A Preferred Units, the Series C Preferred Units and any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series B Preferred Units.

   Ranking. The Series B Preferred Units will rank:

  . on parity with all classes or series of preferred partnership units designated as ranking on a parity with the Series B Preferred Units with respect to distributions and rights upon liquidation, dissolution, or winding-up,

  . senior to all classes or series of preferred partnership units designated as ranking junior to the Series B Preferred Units, and

  . junior to the Series A Preferred Units, the Series C Preferred Units and all other classes or series of preferred partnership units designated as ranking senior to the Series B Preferred Units.

   Approval rights. The Series B Preferred Units have no approval rights.

   Redemption and exchange. Kilroy Realty, L.P. may not redeem the Series B Units at any time and the Series B Preferred Units are not exchangeable into any of our securities or any other security of Kilroy Realty, L.P.

   Liquidation preference. The distribution and income allocation provisions of the partnership agreement have the effect of providing each Series B Preferred Unit with a liquidation preference to us equal to our capital contributions, plus any accrued but unpaid distributions, in preference to any other class or series of partnership interest ranking junior to the Series B Preferred Units.

Common limited partnership units.

   General. The partnership agreement provides that, subject to the distribution preferences of the Series A Preferred Units, Series B Preferred Units and the Series C Preferred Units, common units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests. As of the date of this prospectus, 4,672,902 common units are issued and outstanding, including the 3,660,201 common units which may be redeemed for shares of common stock offered pursuant to this prospectus.

   Redemption/Exchange rights. Common limited partners have the right to require Kilroy Realty, L.P. to redeem part or all of their common units for cash based upon the fair market value of an equivalent number of shares of common stock at the time of the redemption. Alternatively, we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of some rights, some extraordinary distributions and similar events. However, even if we elect not to acquire tendered units in exchange for shares of common stock, holders of common units that are corporations or limited liability companies may require that we issue common stock in exchange for their common units, subject to applicable ownership limits or any other limit as provided in our charter or as otherwise determined by our board of directors, as applicable. We presently anticipate that we will elect to issue shares of common stock in exchange for common units in connection with each redemption request, rather than having Kilroy Realty, L.P. redeem the common units for cash. With each redemption or exchange, we increase our percentage ownership interest in Kilroy Realty, L.P. Common limited partners may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of common stock being issued, any person's actual or constructive stock ownership would exceed the Ownership Limits, or any other limit as provided in our charter or as otherwise determined by our board of directors as described under the section entitled "Description of capital stock--Restrictions on the ownership and transfer of shares of our capital stock."

   Common limited partner approval rights. The partnership agreement provides that if the common limited partners own at least 5% of the outstanding common units, including those common units held by us, we will not, on behalf of Kilroy Realty, L.P. and without the prior consent of the holders of more than 50% of the common units representing limited partner interests and excluding common units held by us, take any of the following actions:

  .  dissolve Kilroy Realty, L.P., or

  . prior to January 31, 2004, sell the office property located at 2260 E. Imperial Highway, at Kilroy Airport Center-El Segundo,

unless the dissolution or sale is incident to a merger or a sale of substantially all of our assets.

  In addition, we may not sell in a taxable transaction 11 of our properties prior to October 31, 2002 without the consent of the limited partners that contributed the properties to Kilroy Realty, L.P., except in connection the sale or transfer of all or substantially all of our assets or those of Kilroy Realty, L.P.

                   EXCHANGE OF COMMON UNITS FOR COMMON STOCK

Terms of the exchange.

   The holders of common units of Kilroy Realty, L.P. who hold common units issued in a transaction on October 1, 1998 and which may be currently redeemed are referred to as the selling stockholders under this prospectus. These selling stockholders may require Kilroy Realty, L.P. to redeem up to 207,649 of their common units for cash by delivering to us, as general partner of Kilroy Realty, L.P., a notice of redemption. Upon receipt of the notice of redemption, we may, in our sole and absolute discretion, subject to the limitations on ownership and transfer of common stock set forth in our charter, elect to exchange those common units for shares of common stock on a one-for-one basis, subject to adjustment as described in the section entitled "Description of Material Provisions of the Partnership Agreement of Kilroy Realty L.P.--Common limited partnership units--Redemption/Exchange rights." However, even if we elect not to acquire tendered units in exchange for shares of common stock, holders of common units that are corporations or limited liability companies may require us to issue shares of common stock in exchange for their common units, subject to applicable ownership limits or any other limit as provided in our charter or as otherwise determined by our board of directors.

   Once we receive a notice of redemption from a common limited partner, we will determine whether to redeem the tendering partner's common units for cash or exchange the tendering partner's common units for shares of common stock. We will promptly notify the tendering partner if we decide to exchange the tendering partner's common units for shares of common stock. Any shares of common stock that we issue will be duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction other than those provided in:

  .  our charter,

  .  our bylaws,

  .  the Securities Act,

  .  relevant state securities or blue sky laws, and

  . any applicable registration rights agreement with respect to the shares entered into by the tendering partner.

   Each tendering partner will continue to own all common units subject to any redemption or exchange, and be treated as a limited partner with respect to the common units for all purposes, until the limited partner transfers the common units to us, is paid for them or receives shares of common stock in exchange for them. Until that time, the limited partner will have no rights as one of our stockholders.

Conditions to the exchange.

   We will issue shares of common stock in exchange for the common units to a tendering partner if each of the following conditions is satisfied or waived:

  . the exchange would not cause the tendering partner or any other person to violate the Ownership Limits;

  . the redemption is for more than 500 common units, or if the tendering partner holds less than 500 common units, the redemption is for all of the common units held by the tendering partner.

  . redemption is effected during the period before the record date that we established for a distribution from Kilroy Realty, L.P. to its partners and after the record date that we established for a distribution to our common stockholders.

  . the consummation of any redemption or exchange will be subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Comparison of the rights, privileges and preferences of ownership of common units and common stock.

   Generally, the nature of an investment in our common stock is similar in several respects to an investment in common units of Kilroy Realty, L.P. Holders of common stock and holders of common units generally receive the same distributions. Common stockholders and holders of common units generally share in the risks and rewards of ownership in our business conducted through Kilroy Realty, L.P. However, there are also differences between ownership of units and ownership of common stock, some of which may be material to investors.

   The information below highlights a number of the significant differences between Kilroy Realty, L.P. and us relating to, among other things, form of organization, management control, voting rights, liquidity and federal income tax considerations. These comparisons are intended to assist limited partners in understanding how their investment changes if they exchange their common units for shares of our common stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and holders of common units should carefully review the rest of this prospectus and the registration statement of which this prospectus is a part for additional important information about us.

                     Form of Organization and Assets Owned
                     -------------------------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

Kilroy Realty, L.P. is organized as a Delaware limited partnership. Kilroy Realty, L.P. directly owns substantially all of the real property which comprises our real estate operations. Substantially all of our business is conducted through Kilroy Realty, L.P. Kilroy Realty, L.P.'s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, provided that it must conduct its business in a manner that allows us to maintain our qualification as a REIT, unless we cease to qualify as a REIT for reasons other than the conduct of the business of Kilroy Realty, L.P.

--------------------------------------------------------------------------------
                                               KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

We are a Maryland corporation. We elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ending December 31, 1997. We intend to maintain our qualification as a REIT. Our only substantial asset is our interest in Kilroy Realty, L.P., which gives us an indirect investment in its properties. Under our charter, we may engage in any lawful activity permitted by the Maryland General Corporation Law.

                               Additional Equity
                               -----------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

Kilroy Realty, L.P. has sole discretion to authorize and issue common units and other partnership interests of different series or classes that may be senior to the common units, as determined by us as its general partner. Kilroy Realty, L.P. may issue units to us, as long as the units are issued in connection with a comparable issuance of shares of our capital stock, and we contribute to Kilroy Realty, L.P. the proceeds from the issuance of these shares of capital stock. Limited partners do not have a preemptive right to additional units.

--------------------------------------------------------------------------------
                                                KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

Our board of directors may issue, in its discretion, additional shares of common stock or additional shares of preferred stock without exceeding the authorized number of shares of capital stock stated in our charter. As long as Kilroy Realty, L.P. is in existence, we are required to contribute to Kilroy Realty, L.P., in exchange for units in Kilroy Realty, L.P., the proceeds of all equity capital raised by us.

                               Management Control
                               ------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

As general partner, we exclusively manage the day-to-day business and affairs of Kilroy Realty, L.P. Limited partners may not participate in or exercise control or management power over the business and affairs except as provided below under "--Voting and Consent Rights." Limited Partners may not remove the general partner, with or without cause. However, we may not, without the consent of partners holding 60% of the common units, including the common units we hold in our capacity as general partner:

 . amend the partnership agreement, other than to admit limited partners and for permitted non-material amendments,

 . take some actions with respect to bankruptcy or insolvency of Kilroy Realty, L.P. or

In addition, we may not transfer our general partnership interest or admit another general partner without the approval of common limited partners representing a majority of the common limited partnership interests, except in the case of "termination transactions" described in the section entitled "Description of Material Provisions of the Partnership Agreement of Kilroy Realty L.P.--Transferability of partnership interests" which requires the approval of the holders of 60% of the common units, including the common units we hold in our capacity as general partner.

Further, we may not, without the consent of each common limited partner that would be adversely affected:

 .  convert a limited partnership interest into a general partnership interest,

 .  modify the limited liability of a limited partner,

 . alter the rights of a partner to receive distributions, except as permitted in the partnership agreement, or

 . alter or modify the rights of redemption provided in the partnership agreement.

--------------------------------------------------------------------------------
                                               KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

 . Our board of directors has exclusive control over our business affairs subject only to the restrictions in our charter and bylaws.

 . At each annual meeting of stockholders, our stockholders elect directors for staggered three-year terms.

 . The board of directors may alter or eliminate its policies without a vote of the stockholders.

 . Stockholders have no control over our ordinary business policies, except for their vote to elect the directors.

 . The approval by our board of directors and holders of two-thirds of the shares of our capital stock outstanding and entitled to vote is required to change our policy of maintaining our REIT status.

 . Our charter may be amended with the approval of two-thirds of the shares of capital stock entitled to vote. Our bylaws may be amended by the vote of a majority of our board of directors or a majority of the votes entitled to be cast by our stockholders, except that some of our bylaws may be amended only by the vote of two-thirds of the votes entitled to be cast by our stockholders.

                              Duties of Directors
                              -------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

 . Under Delaware law, we are accountable to Kilroy Realty, L.P. as a fiduciary. Consequently, we are required to exercise good faith and integrity in all of our dealings with respect to Kilroy Realty, L.P.'s affairs. However, under the partnership agreement, we are not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by partners as a result of errors of judgment or mistakes of fact or law or any act or omission, provided that we acted in good faith.

--------------------------------------------------------------------------------
                                                KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

 . Under Maryland law, our board of directors must perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care of an ordinarily prudent person in a like position. Directors who act in this manner generally will not be liable to us for monetary damages arising from their activities.


                            Antitakeover Provisions
                            -----------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

We, as general partner, have exclusive management powers over the day-to-day business and affairs of Kilroy Realty, L.P. Limited partners may not remove us as the general partner, with or without cause. A limited partner generally can transfer its limited partnership interests, subject to our right of first refusal. We may not engage in any "termination transaction" without the approval of at least 60% of the common units, including the common units we hold in our capacity as general partner. Examples of termination transactions include:

 .  a merger;

 .  a consolidation or other combination with or into another entity;

 .  a sale of all or substantially all of our assets; or

 . a reclassification, recapitalization or change of our outstanding equity interests.

--------------------------------------------------------------------------------
                                                KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

Our charter and bylaws have a number of provisions that delay or discourage any unsolicited proposal to acquire us or remove our board of directors. These provisions include:

 .  our staggered board of directors;

 . authorized stock that our board of directors may issue in their discretion as preferred stock with voting and other rights superior to our common stock;

 . a requirement that members of our board of directors may be removed only for cause and only by the affirmative vote of two-thirds of the aggregate number of votes then entitled to be case by stockholders in the election of directors;

 . limitations on the ownership of our capital stock in order for us to maintain our status as a REIT; and

 . our stockholders' rights plan which would cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not approve;

 . a requirement that nominations of persons for election to our board of directors and proposals of other business to be considered by our stockholders at the annual meeting may be made only:

  .  pursuant to our notice of the meeting;

  .  by or at the direction of our board of directors; or

  . by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

                           Voting and Consent Rights
                           -------------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

Under the partnership agreement, the common limited partners have voting rights only as to the dissolution of Kilroy Realty, L.P. a merger or the sale of all or substantially all of its assets and amendments of the partnership agreement, as described more fully below. Otherwise, all decisions relating to the day-to-day operation and management of Kilroy Realty, L.P. are made by us in our capacity as general partner. As of December 31, 1998, we owned a 86.8% interest in Kilroy Realty, L.P. As units are redeemed or exchanged by limited partners, our percentage ownership will increase. If additional units are issued to third parties, our percentage ownership will decrease.

--------------------------------------------------------------------------------
                                               KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

We are managed and controlled by our board of directors. Stockholders elect the directors to staggered three-year terms at our annual meetings. Maryland law requires that some major corporate transactions, including most amendments to the charter, may not be consummated without the approval of stockholders as set forth below. All holders of common stock have one vote per share. Our charter permits our board of directors to classify and issue preferred stock in one or more classes having voting power which may differ from that of the common stock. See the section entitled "Description of capital stock."

   The following is a comparison of the voting rights of the common limited partners of Kilroy Realty, L.P. and our common stockholders as they relate to some major events or transactions:

      A. Amendment of the Partnership Agreement or our Charter and Bylaws
         ----------------------------------------------------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

The partnership agreement may be amended through a proposal by the general partner or common limited partners holding 25% or more of the then outstanding common units. The partnership agreement may be amended in the following manner:

 .  generally, if approved by partners holding 60% of the common units;

 . to cause the transfer of our general partner interest to any person other than Kilroy Realty, L.P. if approved by limited partners holding a majority of the common limited partnership interests.

 . with our approval and the approval of each limited partner that would be adversely affected, for amendments to:

  . convert a limited partnership interest into a general partnership interest,

  .  modify the limited liability of a limited partner,

  . alter the rights of a partner to receive distributions, except as permitted in the partnership agreement, or

  . alter or modify the rights of redemption provided in the partnership agreement; and

 . with only our approval as general partner for amendments affecting ministerial matters and for the admission of limited partners pursuant to the partnership agreement.

--------------------------------------------------------------------------------
                                               KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

The approval of a majority vote of our board of directors and the approval of the holders of at least two-thirds of the shares entitled to vote at a meeting of our stockholders is required to amend our charter. Our bylaws generally may be amended either by a majority of the members of our board of directors or by the holders of a majority of the shares entitled to vote.

However, the following bylaw provisions may be amended only by the approval of a majority of the shares of capital stock entitled to vote:

 .  provisions opting out of the control share acquisition statute;

 . provisions requiring approval by the independent directors for selection of operators of our properties or of transactions involving John B. Kilroy, Sr. and John B. Kilroy, Jr. and their affiliates; and

 .  provisions governing amendment of our bylaws.

In addition, the holders of a majority of the outstanding shares of our common stock must approve an election to be subject to the "business combinations" statute, as discussed in the section entitled "Material Provisions of Maryland Law and of our Charter and Bylaws--Business combinations statute."

                  B. Dissolution of Kilroy Realty, L.P. or Us
                     ----------------------------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

As long as common limited partners represent at least 5% of the outstanding partnership interests in the partnership, we may not dissolve or enter into any transaction that would result in the dissolution of Kilroy Realty, L.P. without the prior consent of the holders of a majority of the outstanding common limited partnership units.

Subject to the preceding paragraph, we may not withdraw as general partner, or transfer or assign our general partner interest in connection with a merger, consolidation or sale of substantially all of our assets without the approval of 60% of the partners holding common units, including the common units we hold in our capacity as general partner.

--------------------------------------------------------------------------------
                                               KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

Under applicable Maryland law, a decision causing us to dissolve requires:

 .  approval by a majority of our entire board of directors; and

 . approval by at least two-thirds of the total number of shares of capital stock outstanding and entitled to vote.

             C. Vote Required to Merge, Consolidate or Sell Assets
                --------------------------------------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

As long as common limited partners represent at least 5% of the outstanding partnership interests in the partnership, cannot enter into any merger or consolidation transaction which results in the dissolution of Kilroy Realty, L.P. or, prior to January 31, 2004, sell the office property located at 2260 E. Imperial Highway, at Kilroy Airport Center--El Segundo, except in each case in connection with a transaction described in the following paragraph. In addition, we may not sell in a taxable transaction 11 of our other properties prior to October 31, 2002 without the consent of the limited partners that contributed the properties to Kilroy Realty, L.P., except in connection with a transaction described in the following paragraph.

We may with enter into a merger, consolidation or sale of substantially all of our assets with the approval of 60% of the partners holding common units, including the common units we hold in our capacity as general partner.


--------------------------------------------------------------------------------
                                                KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

Under Maryland law, the sale of all or substantially all our assets or our merger or consolidation generally requires the approval of:

 .  a majority of the members of our board of directors; and

 .  the holders of two-thirds of the shares entitled to vote on the matter.

Our stockholders are not required to approve all mergers or the sale of less than all or substantially all of our assets.

                      Compensation, Fees and Distributions
                      ------------------------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

We do not receive any compensation for our services as general partner. As a partner, however, we have a right to allocations and distributions similar to other partners. In addition, Kilroy Realty, L.P. will reimburse us for all expenses incurred relating to our ongoing operations and any issuance of additional partnership interests.

--------------------------------------------------------------------------------
                                               KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

Our non-employee directors and officers receive compensation for their services.

                             Liability of Investors
                             ----------------------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

Under the partnership agreement and applicable Delaware law, the liability of the limited partners for debts and obligations is generally limited to the amount of their current investment in Kilroy Realty, L.P., measured as an amount equal to their respective capital account balance.

--------------------------------------------------------------------------------
                                               KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

                                   Liquidity
                                   ---------

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

Limited partners may generally transfer their units to accredited investors without restriction, provided that we have a right of first refusal for any proposed transfer. Transfer of partnership interests must also satisfy certain other requirements described in the section entitled "Description of material provisions of the partnership agreement of Kilroy Realty, L.P." contained in this prospectus.

--------------------------------------------------------------------------------
                                                KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

A stockholder is entitled to freely transfer the shares of common stock received in exchange for units, subject to prospectus delivery and other requirements for registered securities and subject to the restrictions or ownership and transfer of shares of our stock contained in our charter. Our common stock is listed on the New York Stock Exchange. The success of the secondary market for shares of our common stock depends, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in us and other real estate investments, and our dividend yield compared to that of other debt and equity securities.

                                     Taxes
                                     -----

--------------------------------------------------------------------------------
         KILROY REALTY L.P.
--------------------------------------------------------------------------------

Kilroy Realty, L.P. itself is not subject to federal income taxes. Instead, each holder of units includes its allocable share of partnership taxable income or loss in determining its individual federal income tax liability. Income and loss generally is subject to "passive activity" limitations. Under the "passive activity" rules, partners can generally offset income and loss that is considered "passive" against income and loss from other investments that constitute "passive activities."

Partnership cash distributions are generally not taxable to a holder of units except to the extent they exceed the holder's basis in its partnership interest, which will include such holder's allocable share of nonrecourse debt.

Holders of units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which Kilroy Realty, L.P. owns property, even if they are not residents of those states.

--------------------------------------------------------------------------------
                                                KILROY REALTY CORPORATION
--------------------------------------------------------------------------------

Distributions made by us to our taxable domestic stockholders out of current or accumulated earnings and profits generally will be taxed as dividends, resulting in ordinary income. However, distributions that are designated as capital gain dividends generally will be taxed as gains from the sale or disposition of a capital asset. Dividends paid by us will be treated as "portfolio" income to stockholders and stockholders cannot offset these dividends with losses from "passive activities." Distributions in excess of current or accumulated earnings and profits will be treated as a nontaxable return of basis to the extent of a stockholder's adjusted basis in its common stock, with the excess taxed as capital gain.

Stockholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. There may be states in which we may be required to pay state income taxes.

                   MATERIAL PROVISIONS OF MARYLAND LAW AND OF
                             OUR CHARTER AND BYLAWS

   We have summarized the material terms and provisions of the Maryland General Corporation Law and our charter and bylaws. This summary is not complete and is qualified by the provisions of our charter and bylaws, and the Maryland General Corporation Law. For more detail, you should refer to our charter and bylaws, which we have previously filed with the SEC and which we incorporate by reference as exhibits to the registration statement of which this prospectus is a part.

The board of directors.

   Our charter provides that the number of our directors shall be established by our bylaws, but cannot be less than the minimum number required by the Maryland General Corporation Law, which is three. Our bylaws allow our board of directors to fix or change the number to not fewer than three nor more than 13 members. The number of directors is currently fixed at seven. A majority of our remaining board of directors may fill any vacancy, other than a vacancy caused by removal. A majority of our board of directors may fill a vacancy resulting from an increase in the number of directors. The stockholders entitled to vote for the election of directors at an annual or special meeting of our stockholders may fill a vacancy resulting from the removal of a director.

   Our charter and bylaws provide that a majority of the board of directors must be "independent directors." An "independent director" is a director who is not:

  . an employee, officer or affiliate of us or one of our subsidiaries or divisions;

  .  a relative of a principal executive officer; or

  . an individual member of an organization acting as advisor, consultant or legal counsel, who receives compensation on a continuing basis from us in addition to director's fees.

   Classified board of directors. Our charter divides our board of directors into three classes. Each class of director serves a staggered three-year term. As the term of each class expires, stockholders elect directors in that class for a term of three years and until their successors are duly elected and qualified. The directors in the other two classes continue in office, serving the remaining portion of their respective three-year term. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies.

   The classified board of directors makes removing incumbent directors more time consuming and difficult and discourages a third party from making a tender offer for our capital stock or otherwise attempting to obtain control of us, even if it might benefit us and our stockholders. The classified board increases the likelihood that incumbent directors will retain their positions by requiring at least two annual meetings of stockholders, rather than one, to elect a new majority of the board of directors. Holders of shares of common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of our stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of the successors of the class of directors whose term expires at that meeting.

   Removal of directors. Our charter provides that our stockholders may remove a director only for "cause" and only by the affirmative vote of at least two-thirds of the shares entitled to vote in the election of directors. The Maryland General Corporation Law does not define the term "cause." As a result, removal for "cause" is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular situation.

We are not subject to the Maryland business combinations statute.

   We are not subject to the "business combinations" provisions of the Maryland General Corporation Law (sections 3-601 through 3-604) and we cannot elect to be subject to the business combination provisions without the approval of holders of a majority of the shares entitled to vote.

   In the event that we decide to be subject to the business combinations provision, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are generally prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. A business combination includes a merger, consolidation or share exchange. A business combination may also include an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined in the Maryland General Corporation Law as:

  . any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation's shares; or

  . an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

   At the conclusion of the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  . 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  . two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected.

   These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of the Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

   As a result of our decision not to be subject to the business combinations statute, an interested stockholder would be able to effect a "business combination" without complying with the requirements discussed above, which may make it easier for stockholders who become interested stockholders to consummate a business combination involving us. However, we cannot assure you that any business combinations will be consummated or, if consummated, will result in a purchase of shares of common stock from our stockholders at a premium.

We are not subject to the Maryland control share acquisitions statute.

   We are not subject to the "control share acquisition" statute of the Maryland General Corporation Law (sections 3-701 through 3-709). If we want to be subject to these provisions, our bylaws require the approval of the holders of a majority of the shares entitled to vote.

   Maryland law provides that "control shares" of a company acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to vote, excluding shares owned by the acquiror or by officers or directors who are employees of the company. "Control shares" are voting shares of stock which, if aggregated with all other voting shares of stock previously acquired by the acquiror, or over which the acquiror is able to directly or indirectly exercise voting power, except solely by revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

  .  one-fifth or more but less than one-third;

  .  one-third or more but less than a majority; or

  .  a majority of all voting power.

   "Control shares" do not include shares of stock the acquiring person is entitled to vote having obtained prior stockholder approval. Generally, "control share acquisition" means the acquisition of control shares.

   A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to consider voting rights for the shares. The meeting must be held within 50 days of demand. If no request for a meeting is made, we may present the question at any stockholders' meeting.

   If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights previously have been approved, for fair value. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

   The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the company is a party to the transaction, or to acquisitions approved or exempted by it charter or bylaws. Because we are not subject to these provisions, stockholders who acquire a substantial block of common stock do not need approval of the other stockholders before exercising full voting rights with respect to their shares on all matters. This may make it easier for any of these control share stockholders to effect a business combination with us. However, we cannot assure you that any business combinations will be consummated or, if consummated, will result in a purchase of shares of common stock from any stockholder at a premium.

Amendment of our charter and bylaws.

   Our charter may generally be amended only if the amendment is declared advisable by our board of directors and approved by our stockholders by the affirmative vote of at least two-thirds of the shares of our shares entitled to vote on the amendment. Our bylaws may be amended by the affirmative vote of a majority of the board of directors or of a majority of our shares entitled to vote. However, the following bylaw provisions may be amended only by the approval of a majority of our shares of capital stock entitled to vote:

  .  provisions opting out of the control share acquisition statute;

  . provisions requiring approval by the independent directors for selection of operators of our properties or of transactions involving John B. Kilroy, Sr. and John B. Kilroy, Jr. and their affiliates; and

  .  provisions governing amendment of our bylaws.

Meetings of stockholders.

   Our bylaws provide for annual meetings of our stockholders to elect one class of directors to our board of directors and to transact other business properly be brought before the meeting. In addition, a special meeting of stockholders may be called by:

  .  the president,

  .  the board of directors

  .  the chairman of the board

  . holders of 50% or more of our outstanding common stock entitled to vote may also make a written request

  . holders of 10% of our Series A Preferred Stock may also call a special meeting of stockholders of Series A Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series A Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series A Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive.

  . holders of 10% of our Series C Preferred Stock may also call a special meeting of stockholders of Series C Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series C Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series C Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive.

   The Maryland General Corporation Law provides that our stockholders also may act by unanimous written consent without a meeting with respect to any action that they are required or permitted to take at a meeting. To do so, each stockholder entitled to vote on the matter must sign the consent setting forth the action. In addition, each stockholder entitled to notice of the meeting but not entitled to vote at the meeting must sign a written waiver of any right to dissent.

Advance notice of director nominations and new business.

   Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of other business to be considered by stockholders at the meeting may be made only:

  .  pursuant to our notice of the meeting;

  .  by or at the direction of our board of directors; or

  . by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws.

   Our bylaws also provide that with respect to special meetings of stockholders, only the business specified in the notice of meeting may be brought before the meeting.

   The advance notice provisions of our bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then prevailing market price or which holders of our common stock believe is in their best interests.

Dissolution of the Company.

   Under the Maryland General Corporation Law, we may be dissolved if a majority of our entire board of directors determines by resolution that dissolution is advisable and submit a proposal for dissolution for consideration at any annual or special meeting of stockholders, and this proposal is approved, by the vote of the holders of two-thirds of the shares of our capital stock entitled to vote on the dissolution.

Indemnification and limitation of directors' and officers' liability.

   Our charter and the partnership agreement provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the Maryland General Corporation Law, as amended from time to time.

   The Maryland General Corporation Law permits us to indemnify our directors and officers and other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless:

  . the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  . the director or officer actually received an improper personal benefit in money, property or services; or

  . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

   Under the Maryland General Corporation Law, we may indemnify our directors or officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with the proceeding unless the proceeding is one by us or in our right and the director or officer has been found to be liable to us. In addition, we may not indemnify a director or officer in any proceeding charging improper personal benefit to them if they were found to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

   As permitted by the Maryland General Corporation Law, our charter limits the liability of our directors and officers to us and our stockholders for money damages, subject to specified restrictions. However, the liability of our directors and officers to us and our stockholders is not limited if:

  . it is proved that the director or officer actually received an improper personal benefit in money, property or services; or

  . a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was committed in bad faith or was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

   This provision does not limit our ability or our stockholders' ability to obtain other relief, such as an injunction or rescission.

   The partnership agreement provides that we, as general partner, and our officers and directors are indemnified to the same extent our officers and directors are indemnified in our charter. The partnership agreement limits our liability and the liability of our officers and directors to Kilroy Realty, L.P. and its partners to the same extent liability of our officers and directors to us and our stockholders is limited under our charter. See the discussion in this prospectus under the section entitled "Description of material provisions of the partnership agreement of Kilroy Realty L.P.-- Indemnification of our officers and directors."

   Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification agreements.

   We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide that:

  . we must indemnify our executive officers and directors to the fullest extent permitted by applicable law and advance to our executive officers and directors all expenses related to the defense of indemnifiable claims against them, subject to reimbursement if it is subsequently determined that indemnification is not permitted;

  . we must indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements; and

  . we may cover executive officers and directors under our directors' and officers' liability insurance.

   The form of our indemnification agreement offers substantially the same scope of coverage afforded by applicable law. In addition, as a contract it provides greater assurance to our directors and executive officers that indemnification will be available, because it cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights it provides.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the federal income tax considerations we believe are material to you. This summary is based on current law, is for general information only and is not tax advice. Your tax treatment will vary depending on your particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock or common units in light of his or her personal investments or tax circumstances, or to stockholders who receive special treatment under the federal income tax laws except to the extent discussed under the headings "-- Taxation of tax-exempt stockholders" and "--Taxation of non-U.S. stockholders." Stockholders receiving special treatment include, without limitation:

  .  insurance companies;

  .  financial institutions or broker-dealers;

  .  tax-exempt organizations;

  . stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction, or as a position in a straddle for tax purposes;

  .  foreign corporations or partnerships; and

  .  persons who are not citizens or residents of the United States.

   In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our common units or our common stock.

   The information in this section is based:

  .  on the Internal Revenue Code;

  . current, temporary and proposed treasury regulations promulgated under the Internal Revenue Code;

  .  the legislative history of the Internal Revenue Code;

  . current administrative interpretations and practices of the Internal Revenue Service; and

  .  court decisions.

   In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue

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Service, except with respect to the particular taxpayers who requested and received these rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or if challenged, will not be sustained by a court.

   You are urged to consult your tax advisor regarding the specific tax consequences to you of:

  .  the ownership and disposition of common units;

  . the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;

  .  our election to be taxed as a REIT for federal income tax purposes; and

  .  potential changes in the tax laws.

Tax consequences of the exercise of exchange rights.

   If you exercise your right to require Kilroy Realty, L.P. to acquire all or part of your common units, and instead, we elect to acquire some or all of your common units in exchange for our common stock, the exchange will be a fully taxable transaction, and you will generally recognize gain in an amount equal to the value of our common stock received, plus the amount of liabilities of Kilroy Realty, L.P. allocable to your common units being exchanged, less your tax basis in those common units. The recognition of any loss is subject to a number of limitations set forth in the Internal Revenue Code. The character of any gain or loss as capital or ordinary will depend on the nature of the assets of Kilroy Realty, L.P. at the time of the exchange. The tax treatment of any acquisition of your common units by Kilroy Realty, L.P. in exchange for cash may be similar, depending on your circumstances.

Taxation of Kilroy Realty Corporation.

   General. We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1997. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1997. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "-- Failure to qualify."

   The sections of the Internal Revenue Code that relate to the qualification and operation as a REIT are highly technical and complex. The following describes the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the Internal Revenue Code, relevant rules and treasury regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and treasury regulations.

   The law firm of Latham & Watkins has acted as our tax counsel in connection with this offering and our election to be taxed as a real estate investment trust. In the opinion of Latham & Watkins, commencing with our taxable year ended December 31, 1997, we have been organized and have operated in conformity with the

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requirements for qualification and taxation as a REIT under the Internal
Revenue Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code. This opinion was rendered as of October 15, 1999, and Latham & Watkins undertakes no obligation to update its opinion subsequent to this date.

   The opinion of Latham & Watkins is based on various assumptions, and representations made by us as to factual matters, including representations made by us in this prospectus, the accompanying prospectus supplement and a factual certificate provided by our officers. Moreover, our qualification and taxation as a real estate investment trust depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code and discussed below, relating to our actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy these requirements. See "--Failure to Qualify" in this prospectus. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. With respect to the enforceability of the stock ownership limits in our charter, Latham & Watkins has relied on the opinion of Ballard, Spahr, Andrews & Ingersohn, LLP, our Maryland counsel.

   If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay federal income tax, however, as follows:

  . We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

  . We may be required to pay the "alternative minimum tax" on our items of tax preference.

  . If we have: (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

  . We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

  . If we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

  . We will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

  . If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then under treasury regulations not yet promulgated we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A

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     C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will make an election under IRS Notice 88-19 and that the availability or nature of this election is not modified as proposed in President Clinton's 2000 Federal Budget Proposal.

   Requirements for qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

     (1) that is managed by one or more trustees or directors;

     (2) that issues transferable shares or transferable certificates to evidence beneficial ownership;

     (3) that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

     (4) that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

     (5) that is beneficially owned by 100 or more persons;

     (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

     (7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

   The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a "look-through" exception applies with respect to pension funds.

   We believe that we have satisfied conditions (1) through (7) inclusive. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in "Description of capital stock--Restrictions on ownership and transfer of shares of our capital stock." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "--Failure to qualify."

   In addition, we may not maintain our status as a REIT unless our taxable year is a calendar year. We have and will continue to have a calendar taxable year.

   Ownership of a partnership interest. Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in our hands for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of Kilroy Realty, L.P. are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests

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described below. In addition, for these purposes, Kilroy Realty, L.P.'s assets and items of income include its share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in "--Tax Aspects of the Partnerships." We have direct control of Kilroy Realty, L.P. and will continue to operate it in a manner consistent with the requirements for qualification as a REIT. The treatment described above also applies with respect to the ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

   Income tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

  . First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including "rents from real property" and, in some circumstances, interest, or (b) types of temporary investments;

  . Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, or (b) dividends, interest and gain from the sale or disposition of stock or securities or
     (c) any combination of the foregoing.

   For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

   Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

  . the amount of rent must not be based in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

  . the REIT, or an actual or constructive owner of 10% or more of the REIT, does not actually or constructively own 10% or more of the interests in a tenant;

  . rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If such condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property"; and

  . the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas.

   We generally do not intend to receive rent which fails to satisfy any of the above conditions.

Notwithstanding the foregoing, we may have taken and may continue to take the actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our status as a REIT.

   Kilroy Services, Inc. generally receives fees in exchange for the performance of specified development activities. These fees do not accrue to us, but we derive our allocable share of dividends from Kilroy Services,

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Inc. through our interest in Kilroy Realty, L.P., which qualify under the 95%
gross income test, but not the 75% gross income test. We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests.

   If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

  . our failure to meet these tests was due to reasonable cause and not due to willful neglect;

  . we attach a schedule of the sources of our income to our federal income tax return; and

  . any incorrect information on the schedule was not due to fraud with intent to evade tax.

   It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "-- Taxation of the Company--General", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

   Prohibited transaction income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain includes our share of any gain realized by Kilroy Realty, L.P. or Kilroy Realty Finance Partnership, L.P. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. Kilroy Realty, L.P. intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties. Kilroy Realty, L.P. intends to make occasional sales of the properties as are consistent with Kilroy Realty, L.P.'s investment objectives. The IRS may contend, however, that that one or more of these sales is subject to the 100% penalty tax.

   Asset tests. At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets.

  . First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive these proceeds.

  . Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

  . Third, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.

   Kilroy Realty, L.P. owns 100% of the non-voting preferred stock of Kilroy Services, Inc., and by virtue of our ownership of interests in Kilroy Realty, L.P., we are considered to own these shares. The preferred stock of Kilroy Services, Inc. held by us is not a qualifying real estate asset. Kilroy Realty, L.P. does not and will not own any of the voting securities of Kilroy Services, Inc., and therefore we will not be considered to own more than 10% of its voting securities. In addition, we believe that the value of our share of the preferred stock held

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by Kilroy Realty, L.P. does not exceed 5% of the total value of our assets, and will not exceed this amount in the future. No independent appraisals have been obtained to support this conclusion. We cannot assure our stockholders that the IRS will not contend that the value of the securities of Kilroy Services, Inc. held by us exceeds the 5% value limitation. The 5% value test must be satisfied not only on the date that we acquired, through Kilroy Realty, L.P., securities in Kilroy Services, Inc., but also each time we increase our ownership in Kilroy Services, Inc., including as a result of increasing our interest in Kilroy Realty, L.P. whether as a result of a capital contribution or the redemption of common units of Kilroy Realty, L.P. Although we believe that we presently satisfy the 5% value test and plan to take steps to ensure that we satisfy this test for any quarter with respect to which retesting is to occur, we cannot assure our stockholders that these steps will always be successful, or will not require a reduction in Kilroy Realty, L.P.'s interest in Kilroy Services, Inc.

   After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in Kilroy Realty L.P. will be treated as an acquisition of a portion of the securities or other property owned by this partnership. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take those other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

   Annual distribution requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

  .  95% of our "REIT taxable income"; and

  .  95% of our after tax net income, if any, from foreclosure property;
     minus

  . the excess of the sum of specified items of our noncash income items over 5% of "REIT taxable income" as described above.

Our "REIT taxable income" is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

   We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities, as discussed below, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 95% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay tax on this income at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the Kilroy Realty, L.P. partnership agreement authorizes us, as general partner, to take whatever steps are necessary to cause Kilroy Realty, L.P. to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

   We expect that our "REIT taxable income" will be less than our cash flow because of depreciation and other non-cash charges included in computing our "REIT taxable income." Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy our distribution requirements.

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However, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

   We may be able to rectify an inadvertent failure to meet the 95% distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

   In addition, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following that year, at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the tax.

Failure to qualify.

   If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. In addition, President Clinton's 2000 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 2000. If enacted, this provision could impose a substantial tax upon our re-election to be taxed as a REIT following a loss of REIT status.

Tax aspects of the partnerships.

   General. Substantially all of our investments are held indirectly through Kilroy Realty, L.P. and subsidiary partnerships and limited liability companies including Kilroy Realty Finance Partnership, L.P. In general, partnerships and limited liability companies are "pass-through" entities which are not required to pay federal income tax. Rather, partners or members are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our proportionate share of these partnership and limited liability company items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by Kilroy Realty, L.P. and its subsidiary partnerships and limited liability companies including Kilroy Realty Finance Partnership, L.P.

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   Entity classification. Our interests in Kilroy Realty, L.P. involve special tax considerations. These special tax considerations include, for example, the possibility that the IRS might challenge the status of Kilroy Realty, L.P. or its subsidiary partnerships or limited liability companies as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. If Kilroy Realty, L.P. or one or more of its subsidiary partnerships or limited liability companies were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and prevent us from satisfying the REIT asset tests and possibly the REIT income tests. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in tax status of Kilroy Realty, L.P. or its subsidiary partnerships or limited liability companies might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

   Treasury regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification treasury regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. Kilroy Realty, L.P. and its subsidiary partnerships and limited liability companies intend to claim classification as partnerships under the final regulations. As a result, we believe that these partnerships and limited liability companies will be classified as partnerships for federal income tax purposes.

   Allocations of Kilroy Realty, L.P.'s income, gain, loss and deduction. A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the treasury regulations. Generally, Section 704(b) of the Internal Revenue Code and the related treasury regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners and members.

   The Kilroy Realty, L.P. partnership agreement provides for preferred distributions of cash and preferred allocations of income to the Company with respect to the holders of Series A Preferred Units and Series C Preferred Units. In addition, to the extent that we issue Series B Preferred Stock, Kilroy Realty, L.P. will issue Series B Preferred Units to us, and the partnership agreement will be amended to provide for similar preferred distributions of cash and preferred allocations of income to us with respect to our Series B Preferred Units, although these distributions and allocations will be subordinate to the Series A and Series C Preferred Units. As a consequence, we will receive distributions from Kilroy Realty, L.P. and distributions attributable to our other assets that we will use to pay dividends on any issued shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock before any other partner in Kilroy Realty, L.P. receives a distribution, other than a holder of Series A Preferred Units and Series C Preferred Units, if these units are not then held by us. In addition, if necessary, income will be specially allocated to us, and losses will be allocated to the other partners of Kilroy Realty, L.P., in amounts necessary to ensure that the balance in our capital account will at all times to the extent possible be equal to or in excess of the amount that we must pay on any issued shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock upon liquidation or redemption. As long as we do not hold the Series A Preferred Units or Series C Preferred Units, similar preferred distributions and allocations will be made for the benefit of the holders of these units. All remaining items of operating income and loss will be allocated to the holders of common units in proportion to the number of common units held by each unitholder. All remaining items of gain or loss relating to the disposition of Kilroy Realty, L.P.'s assets upon liquidation will be allocated first to the partners in the amounts necessary, in general, to equalize our and the limited partners' per common unit capital accounts. Some limited partners have agreed to guarantee debt of Kilroy Realty, L.P., either directly or indirectly through an agreement to make capital contributions to it under limited circumstances. As a result, and notwithstanding the above discussion of allocations of income and loss to holders of common units, these limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation, which net loss would have otherwise been allocable to us.

   If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners' or members' interests in the partnership or limited liability company. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. Kilroy Realty, L.P.'s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the treasury regulations thereunder.

   Tax allocations with respect to the properties. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for federal income tax purposes. These allocations do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Kilroy Realty, L.P. was formed by way of contributions of appreciated property. Moreover, subsequent to the formation of Kilroy Realty, L.P., additional appreciated property has been contributed to it in exchange for partnership interests. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

   In general, the partners of Kilroy Realty, L.P., who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have an unrealized gain or loss attributable to a difference between the fair market or book value and the adjusted tax basis of the asset at the time of contribution, all income attributable to this book-tax difference will generally be allocated to the limited partners who contributed the property. We will generally be allocated only our share of income attributable to appreciation or depreciation, if any, occurring after the date of contribution to Kilroy Realty L.P. These allocations will tend to eliminate the book-tax difference over the life of Kilroy Realty, L.P. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of Kilroy Realty, L.P. may cause us to be allocated lower depreciation and other deductions. We could possibly be allocated an amount of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements.

   Treasury regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships and limited liability companies with a choice of several methods of accounting for book-tax differences, including retention of the "traditional method" or the election of other methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and Kilroy Realty, L.P. have determined to use the "traditional method" for accounting for book-tax differences for the properties initially contributed to Kilroy Realty, L.P. and for some assets acquired subsequently. We and Kilroy Realty, L.P. have not yet decided what method will be used to account for book-tax differences for properties acquired by Kilroy Realty, L.P. in the future.

   Any property acquired by Kilroy Realty, L.P. in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

Taxation of taxable U.S. stockholders.

   As used below, the term "U.S. stockholder" means a holder of shares of common stock who is for United States federal income tax purposes:

  .  a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state or in the District of Columbia, unless, in the case of a partnership, treasury regulations provide otherwise;

  . an estate which is required to pay United States federal income tax regardless of the source of its income; or

  . a trust whose administration is under the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

   Distributions generally. Distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our common stock.

   To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted basis which each U.S. stockholder has in his or her shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted basis in his or her shares will be taxable as capital gain, provided that the shares were held as capital assets. This gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

   Capital gain distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset to the extent that these gains do not exceed our actual net capital gain for the taxable year. Depending on the tax characteristics of the assets which produced these gains, and on specified designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

   Passive activity losses and investment interest limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon your particular situation.

   Retention of net long-term capital gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

  . include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

  . be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains;

  .  receive a credit or refund for the amount of tax deemed paid by it;

  . increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

  . in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by treasury regulations to be prescribed by the IRS.

Dispositions of common stock.

   If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset. This gain or loss will be long-term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, then after applying the relevant holding period rules, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup withholding.

   We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or is otherwise exempt and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the backup withholding rules. A U.S. stockholder that does not provide us with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of tax-exempt stockholders.

   The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except as described below, dividend income from us will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain will be unrelated business taxable income, however, if the tax-exempt stockholder holds its shares as "debt financed property" within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

   For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

   Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" will be treated as unrelated business taxable income as to any trust which:

  .  is described in Section 401(a) of the Internal Revenue Code;

  .  is tax-exempt under Section 501(a) of the Internal Revenue Code; and

  .  holds more than 10%, by value, of the interests in the REIT.

   A REIT's tax status as a "pension held REIT" depends, in part, on the ownership of its stock.

As a result of the limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a "pension-held REIT."

Taxation of non-U.S. stockholders.

   The preceding discussion does not address the rules governing U.S. federal income taxation of the ownership and disposition of common stock by persons that are non-U.S. stockholders. When we use the term "non-U.S. stockholder" we mean stockholders who are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder's country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim this treatment. Non-U.S. stockholders should consult their tax advisors concerning the federal income tax consequences to them of an acquisition of shares of common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other tax consequences.

   We may be required to pay state or local taxes in various state or local jurisdictions, including those in which we transact business. Our stockholders may be required to pay state or local taxes in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state and local tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state and local tax laws on a disposition of Kilroy Realty, L.P. common units or an investment in our common stock.

                              ERISA CONSIDERATIONS

ERISA considerations.

   The following is a summary of material considerations arising under the Employee Retirement Income Securities Act of 1974, as amended ("ERISA") and the prohibited transaction provisions of Section 4975 of the Internal Revenue Code that may be relevant to a prospective purchaser. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan which is subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account, which we refer to collectively as an "IRA". This discussion does not address all aspects of ERISA or Section 4975 of the Internal Revenue Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders in light of their particular circumstances, including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Internal Revenue Code, and governmental plans and church plans that are exempt from ERISA and Section 4975 of the Internal Revenue Code but that may be subject to state law requirements.

   A fiduciary making the decision to invest in shares of common stock on behalf of a prospective purchaser which is an ERISA plan, a tax qualified retirement plan, an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA, section 4975 of the Internal Revenue Code, and, to the extent not pre-empted, state law with respect to the purchase, ownership or sale of shares of common stock by the plan or IRA.

   Plans should also consider the entire discussion under the heading "Material federal income tax consequences," as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common stock.

Employee benefit plans, tax-qualified retirement plans and IRAs.

   Each fiduciary of an "ERISA plan," which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in shares of common stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require that:

  . an ERISA plan make investments that are prudent and in the best interests of the ERISA Plan, its participants and beneficiaries;

  . an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so;

  . an ERISA plan's investments are authorized under ERISA and the terms of the governing documents of the ERISA plan; and

  . the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA.

   In determining whether an investment in shares of common stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan, and the liquidity and current return of the ERISA plan's portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled "Risk Factors."

   The fiduciary of an IRA or of a Non-ERISA employee benefit plan not subject to Title I of ERISA because it is a governmental or church plan, if no election has been made under Section 410(d) of the Internal Revenue Code, or because it does not cover common law employees (a "Non-ERISA Plan") should consider that this an IRA or Non-ERISA Plan may only make investments that are either authorized or not prohibited by the appropriate governing documents, not prohibited under Section 4975 of the Internal Revenue Code and permitted under applicable state law.

Status of the company under ERISA.

   A prohibited transaction may occur if our assets are deemed to be assets of the investing ERISA plans and disqualified persons deal with these assets. In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the "look-through rule." Under those circumstances, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary. ERISA plan assets are not defined in ERISA or the Internal Revenue Code, but the United States Department of Labor has issued regulations, effective March 13, 1987, that outline the circumstances under which an ERISA plan's interest in an entity will be subject to the look-through rule.

   The Department of Labor regulations apply only to the purchase by an ERISA plan of an "equity interest" in an entity, such as stock of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are "publicly-offered securities." The Department of Labor regulations also provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a "real estate operating company" or a "venture capital operating company".

   Under the Department of Labor regulations, a "publicly-offered security" is a security that is:

  .  freely transferable;

  .  part of a class of securities that is widely held; and

  . either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which the offering of these securities to the public occurred.

   Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of this security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

   A class of securities is considered "widely held" if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another.

   Under the Department of Labor regulations, a real estate operating company is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors:

  .  valued at cost;

  . invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and

  . which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

   According to those same regulations, a venture capital operating company is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors:

  .  valued at cost;

  . invested in one or more operating companies with respect to which the entity has management rights; and

  . which, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

   We expect that the shares of our common stock offered in this prospectus will meet the criteria of the publicly-offered securities exception to the look-through rule. First, the common stock should be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholders regarding volume limitations.

   Second, we expect the common stock to be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

   Third, the shares of common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act. In addition, we have obtained management rights with respect to Kilroy Realty, L.P. and conduct our affairs in a manner that we will qualify as either a real estate operating company or venture capital operating company under the Department of Labor regulations. Accordingly, we believe that if an ERISA plan purchases the common stock, our assets should not be deemed to be ERISA plan assets and, therefore, that any person who exercises authority or control with respect to our assets should not be an ERISA plan fiduciary.

                              SELLING STOCKHOLDERS

   "Selling stockholders" are those persons who may receive shares of our common stock registered pursuant to this registration statement upon exchange of common units. The following table provides the names of the selling stockholders, the maximum number of shares of common stock issuable to each of the selling stockholders in the exchange and the aggregate number of shares of common stock that will be owned by the selling stockholders after the exchange. The number of shares on the following table represents the number of shares of common stock into which common units held by the person are exchangeable. Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus or that each selling stockholder will own upon completion of the offering to which this prospectus relates.

   The selling stockholders named below may from time to time offer the shares of common stock offered by this prospectus:

                                      Maximum Number
                                            of                               Number
                           Common      Common Shares  Common Shares Owned      of     Common shares
                           Shares     Issuable in the      Following         Common    Owned after
                         Owned Prior   Exchange and   the Exchange(1)(2)     Shares      Resale
                           to the      Available for  ---------------------   to be  ---------------
          Name           Exchange(1)      Resale       Shares      Percent   Resold  Shares  Percent
          ----           -----------  --------------- ----------- ---------  ------- ------- -------
Steven L. Black.........   343,883(3)     144,821(5)      488,704       1.7% 144,821 343,883   1.2%
T. Patrick Smith........    57,170(4)       2,829          59,999        *     2,829  57,170    *
Mary Kathleen Smith.....       --          59,999          59,999        *    59,999     --     --
                           -------        -------     -----------            ------- -------
Total...................   401,053        207,649         608,702            207,649 401,053
                           =======        =======     ===========            ======= =======

--------
  *  Represents less than 1% of the total outstanding shares of common stock.

 (1) Based on information available to us as of December 31, 1998.

 (2) Assumes the selling stockholders exchange all of their common units for shares of common stock. Also assumes that no transactions with respect to common stock or common units occur other than the exchange.

 (3) Represents 66,667 shares of common stock issuable upon the exercise of currently exercisable options and 277,216 shares of common stock issuable, at the option of Kilroy Realty Corporation, upon exchange of presently outstanding common units which are subject to a pledge by Mr. Black to Merrill Lynch International Finance Limited. These shares of common stock may be issued to Merrill Lynch Private Finance Limited in exchange of the pledged common units in accordance with the partnership agreement only after they have exercised their rights as pledgee of the common units.

 (4) Represents shares of common stock issuable, at the option of Kilroy Realty Corporation, upon exchange of presently outstanding common units.

 (5) Represents shares of our common stock issuable upon the exchange of common units which are subject to a pledge by Mr. Black to Merrill Lynch International Private Finance Limited. These shares of common stock may be issued to Merrill Lynch International Private Finance Limited in exchange of the pledged units in accordance with the partnership agreement only after they have exercised their rights as pledgee of the common units.

                              PLAN OF DISTRIBUTION

   This prospectus relates to:

  . the issuance by us of up to 207,649 shares of common stock if, and to the extent that, selling stockholders tender their common units for redemption and we elect, in our sole and absolute discretion, to exchange the common units for common stock in lieu of a cash redemption, and selling stockholders that are corporations or limited liability companies which may require us to exchange their units for shares of common stock, and

  . the offer and sale from time to time of those 207,649 shares of common stock by the selling stockholders.

   We are registering the shares of common stock to provide the holders with freely tradable securities, but the registration of these shares does not necessarily mean that any of these shares will be offered or sold by the holders.

   Pursuant to the terms and conditions of the registration rights agreement dated as of October 31, 1997 among us, Kilroy Realty, L.P. and the selling stockholders, prior to the date upon which the common units would be eligible for resale under Rule 144(k) under the Securities Act, as this rule may be amended from time to time, or any similar rule or regulation is adopted by the SEC, each of the selling stockholders generally is limited to resales of any shares of common stock issued pursuant to this prospectus to the number of shares which otherwise would be eligible for resale by that limited partner pursuant to Rule 144, assuming the shares were issued on the same date as the respective common units were issued.

   We will not receive any proceeds from the issuance of the shares of common stock to the selling stockholders or from the sale of the shares by the selling stockholders, but we have agreed to pay the following expenses of the registration of the shares:

  .  all registration and filing fees;

  . fees and expenses for complying with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection with blue sky qualifications; and

  . the fees and expenses incurred in connection with listing our common stock on each securities exchange on which our similar securities issued are then listed.

   We have no obligation to pay any underwriting fees, discounts or commissions attributable to the sale of our common stock. We also have no obligation to pay any out-of-pocket expenses of the selling stockholders, or the agents who manage their accounts, or any transfer taxes relating to the registration or sale of the common stock.

   The selling stockholders may from time to time sell the shares directly to purchasers. Alternatively, the selling stockholders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and for the purchasers of the shares for whom they may act as agent. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the common stock by them and any commissions received by any of these dealers or agents might be deemed to be underwriting commissions under the Securities Act.

   In connection with distribution of the shares of common stock covered by this prospectus:

  . the selling stockholders may enter into hedging transactions with broker-dealers,

  . the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders,

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  .  the selling stockholders may sell the common stock short and deliver the common stock to close out these short positions,

  . the selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares,

  . the selling stockholders also may loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.

   Persons participating in the distribution of the shares of our common stock offered by this prospectus may engage in transactions that stabilize the price of our common stock. The anti-manipulation rules of Regulation M under the Securities Act of 1934, as amended, may apply to sales of common stock in the market and to the activities of the selling stockholders.

                                 LEGAL MATTERS

   Ballard, Spahr, Andrews & Ingersoll, LLP, Baltimore, Maryland, will issue an opinion to us regarding certain matters of Maryland law. Latham & Watkins will issue an opinion to us regarding tax matters described under "Material Federal Income Tax Consequences."

                                    EXPERTS

   The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998 and the combined historical summary of certain revenues and certain expenses of the April 1998 Acquisition for the year ended December 31, 1997 incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated April 10, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

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                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

  . our Annual Report on Form 10-K for the year ended December 31, 1998 (file number 001-12675), as amended by Amendment No. 1 to Form 10-K on Form 10-K/A filed on August 10, 1999;

  . our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (file number 001-12675;

  . our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (file number 001-12675), as amended by Amendment No. 1 to Form 10-Q on Form 10-Q/A filed on August 10, 1999;

  .  our Current Report on Form 8-K filed July 9, 1999 (file number 001-
     12675);

  . the description of our common stock contained in our Registration Statement on Form 8-A/A filed with the SEC on March 5, 1999 (file number 001-12675), including any amendment or reports filed for the purpose of updating this description; and

  . all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) pursuant to the Securities Exchange Act of 1934, as amended after the date of this prospectus and prior to the termination of the offering.

   To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in the documents, call or write Kilroy Realty Corporation, 2250 East Imperial Highway, El Segundo, CA 90245, Attention: Secretary (310) 563-5500.

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